UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[**X**]   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

OR

[ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

OR

[ ]   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report…………………………………

For the transition period from _____ to _____

Commission File Number: 0-27524

DYNAMOTIVE ENERGY SYSTEMS CORPORATION
(Exact name of Registrant as specified in its charter)

Province of British Columbia (Canada)
(Jurisdiction of incorporation or organization)

Suite 230 -1700 West 75th Avenue
Vancouver, British Columbia
V6P 6G2 Canada
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:. None

Securities registered or to be registered pursuant to Section 12(g) of the Act:
Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:. None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Title of Each Class	Outstanding at December 31, 2005
Common Shares Without Par Value	**123,211,875**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [**X**]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act of 1934. Yes [ ] No [**X**]

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [**X**] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]   Accelerated filer [**X**]   Non-accelerated filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 [**X**] Item 18 [ ]

If this is an annual report, indicate by check mark whether if the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes [ ] No [**X**]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes [ ] No [**X**]

This report contains statements of a forward-looking nature relating to future events or our future performance. These statements are only predictions and actual events or results may differ materially. In evaluating such statements, you should carefully consider the various factors identified in this report which could cause actual results to differ materially from those expressed in or implied by, any forward-looking statements, including those set forth in "Risk Factors" See "Cautionary Note Regarding Forward-Looking Statements".

TABLE OF CONTENTS

Page

Part I

Item 1. Identity Of Directors, Senior Management and Advisers

Not applicable, this is an Annual Report only.

Item 2. Offer Statistics and Expected Timetable

Not applicable, this is an Annual Report only.

Item 3. Key Information

A. Selected financial data

The following table represents selected consolidated financial information of DynaMotive Energy Systems Corporation. The table should be read together with "Item 5. Operating and Financial Review and Prospects." Except as otherwise indicated, the following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles.

| | Fiscal Year | | | | |
	2005	2004	2003	2002	2001
(US Dollars)					
Results of operations:					
Revenue	**—**	—	—	68,569	274,360
Loss from operations	**(11,822,274)**	(9,917,889)	(4,995,624)	(3,733,499)	(5,798,827)
Loss from continuing operations	**(11,997,344)**	(9,916,215)	(4,921,650)	(4,366,454)	(6,437,461)
Net loss per Cdn GAAP	**(11,997,344)**	(9,916,215)	(4,984,681)	(5,261,607)	(6,838,264)
Net loss per US GAAP	**(13,124,724)**	(8,405,184)	(4,984,681)	(5,264,469)	(6,602,892)
Net loss per share Cdn GAAP	**(0.11)**	(0.12)	(0.09)	(0.12)	(0.19)
Net loss per share US GAAP	**(0.12)**	(0.10)	(0.09)	(0.12)	(0.18)
Net loss from continuing operation per share	**(0.11)**	(0.12)	(0.09)	(0.10)	(0.18)
Financial position at year-end:					
Total assets, Cdn GAAP	**16,962,573**	13,198,698	3,759,605	1,285,813	6,454,399
US GAAP	**16,962,573**	13,198,698	3,759,605	1,285,813	6,457,263
Total liabilities, Cdn GAAP	**8,670,165**	8,911,500	2,035,168	1,957,625	5,179,271
US GAAP	**8,692,977**	8,911,500	2,035,168	1,957,625	5,179,271
Shareholder's equity, Cdn GAAP	**8,292,408**	4,287,198	1,724,437	(671,812)	1,275,128
Shareholder's equity, US GAAP	**8,269,596**	4,287,198	1,724,437	(671,812)	1,277,992
Common shares issued	**123,211,875**	93,129,798	69,915,654	49,941,000	40,942,115

During 2005, significant impacts to results of operations and financial condition and comparability of results of operations and financial condition in 2005 versus 2004 occurred principally due to the construction and commissioning of the Company's 100tpd commercial scale plant in West Lorne, Ontario. The Company is solely focused on BioOil related activities.

B. Capitalization and indebtedness

Not applicable, this is an Annual Report only.

C. Reasons for the offer and use of proceeds

Not applicable, this is an Annual Report only.

D. Risk factors

RISK FACTORS

You should carefully consider the risks, uncertainties and other factors described below because they could materially and adversely affect our business, financial condition, operating results, prospects and or the market price of our common shares. This Risk Factors section is written in accordance with U.S. Securities and Exchange Commission's "plain English" guidelines. In this section, the words "we," "us," "our" and "ours" refer only to the Company and its subsidiaries and not any other person.

RISKS RELATED TO OUR OPERATIONS

WE HAVE INCURRED NET LOSSES SINCE COMMENCING BUSINESS AND EXPECT LOSSES TO CONTINUE FOR THE FORESEEABLE FUTURE

We have had limited revenues to date and have not shown a profit since inception. The Company had a net loss of $11,997,344 for the year ended December 31, 2005 as well as a net loss of $9,916,215 for the year ended December 31, 2004. As at December 31, 2005, the Company has a working capital deficit of $5,357,001. As this is a new business, we may experience typical problems, difficulties, complications and delays. We expect to show a substantial net loss for the year ended 2006. We do not expect revenues to increase in any significant way until we have successfully established commercial BioOil operations. Accordingly, we may not be able to operate profitably on a consistent basis, if at all.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company's liabilities and commitments as they become due.

OUR TECHNOLOGY MAY NOT PROVE COMMERCIALLY VIABLE

Our technology is currently being tested at a commercial scale. Ongoing efforts at commercialization may expose operational flaws and unanticipated costs that may inhibit or preclude ultimate market acceptance. Our technology has not demonstrated it can generate positive cash flow or a return on investment.

WE HAVE LIMITED FINANCIAL AND MANAGEMENT RESOURCES TO PURSUE OUR GROWTH STRATEGY

Our growth strategy may place a significant strain on our management, operational and financial resources. We have negative cash flow from operations and continue to seek additional capital. We will likely have to obtain additional capital either through debt or equity financing to continue our research and development strategies. There can be no assurance, however, that we will be able to obtain such financing on terms acceptable to the Company. If adequate funds are not available when needed, we may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of our products or research and development programs.

If we raise additional funds through the issuance of equity or convertible securities, these new securities may contain certain rights, preferences or privileges that are senior to those of our Common Shares. Additionally, the percentage of ownership of the Company held by existing shareholders will be reduced.

WE MUST DEVELOP AND EXPAND OUR SALES AND MARKETING CAPABILITIES

Our sales and marketing experience is very limited. We will be required to further develop our marketing and sales force in order to effectively demonstrate the advantages of our technology over more traditional technology, as well as other competitors' technology. We may not be able to establish adequate sales and distribution capabilities, and there is no guarantee that our sales and marketing experience will be successful.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR PROPRIETARY RIGHTS

Patents and other intellectual property are a critical aspect of the present operation and future success of our business. Policing unauthorized use of our proprietary technologies and other intellectual rights could entail significant expense and could be difficult or impossible, particularly given that the laws of some countries afford little or no effective protection of our intellectual property. Given the nature of our business, third parties may bring claims of copyright, patent or trademark infringement against us. Further, third parties may claim that we have misappropriated their creative ideas or otherwise infringed on their proprietary rights in connection with our technologies. Any claims of infringement, with or without merit, could be time consuming to defend, result in costly litigation, divert management attention, require us to enter into costly royalty or licensing agreements or prevent us from using important technologies or methods.

OUR BUSINESS ENVIRONMENT IS VERY COMPETITIVE

The markets for alternative energy technologies is highly competitive, and other providers of such technologies, especially producers of ethanol from biomass, may have various advantages in competition with ours. Many of our competitors have established long-standing relationships with power generation companies, utilities, manufacturers and others that we view as potential customers. Many competitors also have substantially greater access to capital and technical resources than we do and may therefore have a significant competitive advantage.

Our primary technologies face market acceptance barriers that do not affect already established technologies. To date, our primary technologies have gained only limited market acceptance and have generated minimal revenues.

WE MAY BE SUBJECT TO HAZARDOUS WASTE LIABILITIES

BioOil and some of its derivative products may be deemed to be hazardous wastes for which a liability may be imposed upon us should any contamination from improper storage or handling occur. Liability costs associated with environmental cleanups of contaminated sites historically have been very high as have been the level of fines imposed by regularity authorities upon parties deemed to be responsible for environmental contamination. We have obtained limited insurance protection but this may not be sufficient insurance protection from such liabilities if they should ever arise. If contamination should take place for which we are deemed to be liable, potentially liable or a responsible party, the resulting costs could have a material effect on our business.

OUR BUSINESS WILL SUFFER IF WE LOSE KEY SKILLED PERSONNEL

We are dependent on certain members of our management and engineering staff, and if we lose their services our business could be severely impacted. In particular, we rely on the services of our Chief Executive Officer and Vice President Engineering. In addition, our ability to manage growth effectively will require that we continue to implement and improve our management systems and recruit and train new employees. We may not be able to successfully attract and hire skilled and experienced personnel.

OUR STRATEGIC ALLIANCES MAY NOT ACHIEVE THEIR GOALS

We expect to partially rely on strategic alliances for development contracts, assistance in research and development and marketing expertise. Even if we are successful in forming these alliances, they may not achieve their goals.

THE ABILITY TO TRADE THE COMPANY'S STOCK MAY BE LIMITED

Shares of the Company's Common Shares currently trade only upon the Over-the-Counter Bulletin Board market. This may not provide the same liquidity for the trading of securities as the NASDAQ or other exchange. Because our shares are not listed on NASDAQ or any other exchange, the Company's stock presently comes within the definition of a "penny stock" as defined in the Securities Exchange Act of 1934 and the rules under that Act.

Generally, the penny stock rules require a broker-dealer, before a transaction in a penny stock to deliver a standardized risk disclosure document prepared by the SEC that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that is subject to the penny stock rules. Therefore, investors may find it more difficult to sell their shares.

OUR STOCK'S TRADING PRICE WILL BE SUBJECT TO MARKET VOLATILITY

In recent years, the stock market in general, and the prices of stock of technology companies including our own, have experienced extreme price fluctuations, sometimes without regard to the fundamentals of the particular company. These broad market and industry fluctuations may adversely affect the market price of our Common Shares.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933 that reflect our current expectations about our future results, performance, prospects and opportunities. Where possible, the forward-looking statements are identified by words such as "believes," "anticipates," "plans," "expects," "seeks," "estimates," "intends," "may," "will," and other similar expressions; however, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterization of future events or circumstances are forward-looking statements. The forward-looking statements are subject to significant risks, uncertainties and other factors including those identified in the "Risk Factors" section of this Form 20-F, which may cause actual results to differ materially from those expressed in or implied by, these statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements to reflect events or circumstances occurring subsequent to the filing of this report or for any other reason.

Item 4. Information On The Company

A. History and development of the Company

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in a niche area of biomass-to-liquid fuel conversion which is dominated by ethanol producers. The Company's principal business is the development and commercialization of its a technology called "Fast Pyrolysis. Fast Pyrolysis is a process that rapidly heats biomass in the absence of oxygen to produce a liquid fuel ("BioOil"). . BioOil is a clean, renewable fuel which can replace, providing the equipment is suitably modified, natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in certain industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to generate significant amounts of energy, in the form of BioOil fuels, based upon utilization of relatively abundant and inexpensive biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations often entailing significant downtime.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels (other than ethanol), in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the biooil co-generation plant.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

B. Business Overview

Unless otherwise indicated, all financial information contained in this Annual Report on Form 20-F is in U.S. dollars and based on Canadian generally accepted accounting principles ("GAAP").

The Company is currently commercializing its Fast Pyrolysis biomass-to-energy technology that converts low or zero cost forest and agricultural biomass residues into liquid BioOil that is then used as a "green" renewable fuel alternative for power generation, industrial use or as the raw material for a range of derivative products. In 2005 the Company completed construction of its first 100 tpd commercial scale plant, located adjacent to the Erie Flooring and Wood Products manufacturing plant in West Lorne, Ontario, Canada. The Company continues to ramp up the plant and bring the facility toward full operation in 2006.

I.   CORE TECHNOLOGIES

Initial applications for BioOil are targeted for generating heat, power and mechanical energy in industrial boilers, gas turbines and stationary reciprocating engines. The char can also be used as a fuel or as a feedstock for the production of charcoal briquettes, in its raw form as a coal or coke alternative; or in other potential value added applications including activated carbon for use in the water and wine industries and carbon black for domestic and industrial uses. The non-condensable gases are re-cycled in the Fast Pyrolysis process and provide the majority of the energy required for the process.

DynaMotive has six phases to its commercialization program as shown below:

Phase 1: Bench scale, "proof of concept" was completed by Resource Transforms International, Ltd. (RTI) in 1996. DynaMotive licensed the Fast Pyrolysis technology in 1997 and purchased the exclusive worldwide rights to the technology from RTI in 2000.

Phase 2: In 1997, DynaMotive built a 0.5 tonnes per day (tpd) prototype plant in Vancouver, BC, which was upgraded in 1998 to a capacity of 2 tpd. This plant has operated for over 3,000 hours. In 1999, Stone & Webster Engineering, a major US based power engineering company, completed technical due diligence and concluded that the process was "reliable and scaleable."

Phase 3: In 2001, DynaMotive entered into a strategic alliance with Tecna S.A. of Argentina to develop commercial energy systems based on DynaMotive's pyrolysis technology in Latin America and other markets on a non-exclusive basis. Tecna would also collaborate with DynaMotive to provide technical design and optimization input on DynaMotive's BioOil production technology. Tecna has provided valuable technical support, engineering and consulting services to validate the basic engineering and operation of the BioOil technology and to evaluate and quantify the potential for improvements to the efficiency of the BioOil technology. This work has been on going since and resulted in confirmation of the basic BioOil designs and process efficiencies, development of process designs and equipment specification and design details that are being incorporated into the current BioOil plant designs.

Phase 4: DynaMotive completed commissioning of a new 10 tpd pilot plant in March 2001 which was de-commissioned in December 2002. The plant was built to industrial specifications complete with a state-of-the-art distributed control system (DCS). The plant had a production capacity of 6,000 litres of BioOil per day and achieved or exceeded this capacity output for more or less continuous periods of up to 10 days at a time. The plant has exceeded design parameters operating on a continuous basis at 50% above its nominal design capacity.

Phase 5: Following the 10 tpd pilot, DynaMotive began construction of a 100 tpd commercial scale plant, with commissioning completed by Q4 2005. This plant processes wood residues and is designed for continuous 24-hour production at commercial scale although this capacity has only be achieved for short periods of time since commissioning. This project is also intended to demonstrate continuous operation of end use applications (boilers/kilns and gas turbines). The principal goal of the commercial demonstration project is to demonstrate the economics of the process, and to secure future engineering, procurement and construction (EPC) commitments from the Company's current partners and potential future service and equipment providers. Ultimately, the Company expects these EPC commitments to facilitate lending commitments to execute on BioOil project developments as part of the Company's final commercialization phase.

The 100 tpd plant had a capital cost of approximately $16.1 million (Cdn$21 million), or 60% over budget, due to challenges involved in moving from pilot scale to commercial size. With government grants of approximate $4.3 million (Cdn$5 million) and a portion of the related costs being expensed, the Company carries the cost of the plant at $12.8 million (Cdn$15.0 million), which approximates its replacement cost and the Company believes this is a realizable value. The plant is designed to generate revenue streams of BioOil, char and electric power. As of December 31, 2005 the West Lorne Plant has been operated as part of commissioning since February, 2005 and produced minimal income. In 2006, the plant has been operational during the period from January 1 to April 24, when a planned maintenance shutdown commenced. The shutdown was completed in mid-June and the plant has re-started commercial operation. In the period January 1 to April 24, 2006, the plant was either producing or available (e.g. reactor warm) for 74 days. During this period, the West Lorne plant produced BioOil and Char for a number of purposes including BioOil shipments to the US of $23,549; successful commercial scale fuel demonstrations in a number of industries within Canada; running of the turbine; providing BioOil for business development and research initiatives in North America and Europe (including emulsification development); and providing a commercial scale platform for the Company in its evaluation of design and process improvements for its 200TPD unit now in fabrication. The operation of the turbine during this same period included running for a total of 79 hours at various operating levels, during which it produced 60,400 KWh of electricity.

In addition, the West Lorne facility has provided DynaMotive with a showcase of its commercial BioOil technology to many interested companies and government institutions and has been fundamental in the Company's successes in sale of plant and master licenses previously disclosed and those currently in negotiation.

Phases 6/7: With completion of the 100 tpd plant, DynaMotive and partners are working to develop multiple commercial plants at the 200 tpd scale and larger and to bring the costs of the plants down significantly. The Company is presently seeking to secure rights to multiple 'high disposal cost' biomass waste streams around the world, in order to launch its final commercial efforts. The Company believes that by securing rights to these biomass waste streams and related BioOil, power and/or energy purchase commitments will be able to catalyze the development of commercial BioOil projects that incorporate the design, engineering and licensing of its Fast Pyrolysis technology.

By virtue of being derived from biomass residues, all BioOil fuels are considered to be carbon dioxide and greenhouse gas neutral. When combusted, they produce no sulfur dioxide and significantly reduced nitrogen oxide emissions compared with hydrocarbon fuels, therefore having significant environmental advantages over these fuels with respect to atmospheric pollution.

1) BIOOIL PRODUCTION PROCESS

BioOil is produced using a patented fast pyrolysis process trade named Fast Pyrolysis that converts forest and agricultural biomass residues such as sawdust, sugar cane bagasse, rice husks and wheat straw amongst others into commercial fuels (BioOil, char and non-condensable gases). The process was developed by RTI.

In 1996, the Company obtained the exclusive worldwide rights from RTI for air emissions control products from this technology. In 1998, this exclusive arrangement with RTI was expanded to include the Fast Pyrolysis process and virtually any new products derived from BioOil including fuels and slow release fertilizers. In February 2000, the Company acquired the patent to this technology from RTI and entered into a research agreement with RTI on biofuels and BioOil derivative products. The research agreement has terminated and the patents are owned royalty-free.

In the fast pyrolysis reactor, biomass waste materials are rapidly heated in the absence of oxygen. The rapidly vaporized volatiles are then quickly condensed, forming a liquid fuel referred to as BioOil, solid char and non-condensable gases. Depending upon the feedstock used (many different sources of feedstock have been bench tested thus far), the process typically produces 60-75 tons of BioOil, 15-25 tons of char and approximately 15 tons of non-condensable gases from 100 tons of biomass residues. The Company believes that the overall simplicity of the Fast pyrolysis process and the fact that all the major equipment is already well proven in existing related industrial applications gives the Company's BioOil technology competitive advantages over other pyrolysis conversion technologies such as lower capital and operating costs, higher product yields, a significantly higher quality BioOil and the flexibility to process a wide variety of feedstocks.

The Company began producing batch quantities of BioOil in 1997 in its 0.5 tpd Fast pyrolysis pilot plant located at the Company's research and development facility in Vancouver BC. By the end of 1998, the BioOil Technology Group had upgraded, commissioned and operated the plant to a capacity of two tpd on a continuous basis. In 1999, further changes were made to the feed system, Fast Pyrolysis reactor, cyclone, and instrumentation and control systems to provide increased stable operation. Once these changes were made, the Fast Pyrolysis was re-commissioned and produced BioOil of sufficiently high quality to meet fuel specification requirements as defined by our engine testing partners.

The Company's 10 tpd BioOil plant was commissioned in March, 2001. Commissioning included a sustained 10 day, 24 hr/7 day a week operation which demonstrated that this design with minor adjustments could yield 14.5 tpd rather than the estimated 10 tons. The Company believes that the plant conforms to all applicable British Columbia safety, electrical and mechanical design standards, utilizing state-of-the-art "smart" instrumentation and a high-powered industrial-grade distributed control system. The

Company adopted this design policy in order to facilitate easy scale-up to commercial plant capacities.

2) BIOOIL COMMERCIAL DEMONSTRATIONS, APPLICATIONS AND MARKETS

During 2004, the Company began construction of its first 100 tpd plant in Ontario, Canada at the Erie Flooring and Wood Products ("Erie Flooring") facilities. The integrated plant utilizes wood residue from Erie Flooring's operations and is comprised of wood conditioning equipment, pyrolysis plant and power island. Pyrolysis and generation equipment are to be provided by DynaMotive and Magellan Aerospace, Orenda division (Orenda) respectively. Erie Flooring provides wood residue for the project and will receive electricity and process heat for its operations. The project began to export green power to Ontario's grid system in 2005. The project is expected to reach operating cash flow positive in 2006 based on sales of BioOil for energy and derivative products and sales of electricity and char. Operating costs are expected to be approximately $1 million per year on a normalized basis and the plant is forecast to produce a positive IRR and to prove the commercial viability of the technology.

The Company has entered into lease, wood supply, steam and electricity supply and other agreements with Erie Flooring, [see "Consortium Master Agreement" referred to in Exhibit 4.6] which allow for operation of the plant. The Company has received its generation license from the Ontario Energy Board and has an interconnection agreement with Hydro One for the export of electric power to the Ontario electricity grid.

The Company believes that the near term commercial application for BioOil is as a clean burning fuel that can be used to replace natural gas, diesel and other fossil fuels in boilers, gas turbines and slow and medium speed reciprocating engines for heat and power generation, to replace natural gas in the forest industry and for lumber dry kiln and lime kiln applications. Initial markets may include Canada, the US, Brazil and European countries, in addition to sugar producing regions in other parts of Latin America, Asia and Island based economies.

Orenda is in the second phase of a program to develop a commercial gas turbine package fueled by DynaMotive's BioOil. The 2.5 MW (megawatt) GT2500 turbine was successfully commissioned on BioOil in 2005 and has been installed at the Erie Flooring site. Orenda has also identified further commercial scale projects for its turbines and BioOil, in addition to Erie Flooring as referred to above.

DynaMotive also targets the industrial fuels market. Working with the Canadian federal department of Natural Resources CANMET Energy Technology Centre in Ottawa, Ontario, it developed a burner nozzle design for stable BioOil fuel combustion. This has created opportunities for early commercial applications for BioOil as a clean burning fuel to replace natural gas, diesel and other fossil fuels in the multi-billion dollar industrial boilers, kiln fuels and specialty heating applications markets. Testing of BioOil in lumber kilns was successfully completed in 2002. In 2003, DynaMotive completed pilot scale limekiln testing of BioOil fuel in conjunction with the University of British Columbia (UBC). Customers for BioOil fuels could potentially include local, regional and international power generators and electrical utilities (fuel substitution in large scale power plants and fuel for district heating), fuel distributors, forest companies (natural gas substitute in lime kilns, lumber kilns and boilers), oil and gas producers (steam production for extraction) and manufacturing companies (process heat) including sawmills, pulp mills and greenhouses. Beyond the programs above, testing continued with various industrial burner and boiler combustion experts and manufacturers and with industrial customers in 2005. These tests are a necessary prerequisite to long term fuel sales agreements.

The Company also continues to work with Cosan Bon Jesus ("Cosan" is Brazil's largest sugar and ethanol producer) with which the Company signed a comprehensive Memoranda of Understanding in March 1998. During 2005 the Company continued work with Cosan including site specific engineering studies. Cosan and DynaMotive have tested bagasse and optimized technical design for bagasse-based BioOil pyrolysis plants. The Company is concentrating on optimizing the design for a bagasse-fed BioOil pyrolysis plant and further validating applications, fuel quality and chemical composition of BioOil made from bagasse.

The Company has completed a series of production runs converting 100% softwood bark derived from spruce, pine and fir into fuel quality BioOil. Lower value bark residues are a major problem for the forest industry; as bark has little or no value and is costly to dispose of. Canada, for example, produces approximately 18 million tons of sawmill residues per year of which 5 to 6 million tons are considered wastes and are subsequently incinerated or landfilled.

3) BIOOIL APPLICATIONS & DERIVATIVE PRODUCTS

BioOil has a wide range of potential commercial applications. As the BioOil industry matures it has the potential to follow a similar development path as the petroleum industry, beginning with exploitation of basic unrefined BioOil fuels for power generation and district heating followed by blends and emulsions for transportation. Development of higher value products, including agro-products, resins, adhesives, specialty chemicals, slow release fertilizers and other derivatives, may occur as refining and processing techniques are established by future licensees or partnerships with DynaMotive. Over time, we anticipate that BioOil will be refined in much the same way that petroleum is today in order to derive the highest value energy and chemical products.

The Company is following a staged approach to product development, focusing initially on the earliest and most appropriate application of BioOil as a clean, renewable fuel to generate power and heat in industrial boilers and kilns, gas turbines and stationary reciprocating engines. The Company is also supporting efforts to develop a next generation of higher-value fuels, including BioOil/ethanol blends, BioOil/diesel emulsions and catalytic reforming of BioOil to produce synthetic fuels and bio-methanol. BioOil also has potential as a raw material to produce agro-products such as slow release fertilizers and other high-value products.

Over the longer term, the Company believes that exploitation of specialty chemicals contained in BioOil has the potential to create significant value. RTI and other research institutions are developing techniques to extract chemicals such as hydroxyacetaldehyde, levoglucosan, levoglucosenone, acetol, acetic acid and formic acid. These chemicals have a wide variety of possible applications including food flavorings, adhesives, resins, pharmaceuticals, bio-based pesticides and paper brighteners.

CHAR PRODUCTION

Char is a significant co-product of the Company's pyrolysis process comprising 15% to 20% yield from the input biomass at a value of approximately one half that of biooil on a weight basis when used for fuel purposes. Char is a granular solid with properties similar to coal. At 23 – 30 Giga Joules per tonne, pyrolysis char has a higher heating value than wood and many grades of coal. Like BioOil, it is a "green" fuel which is CO_2 (carbon dioxide) neutral and does not contain any sulfur.

A commercial scale BioOil plant processing 400 tpd of wood residue is expected to produce approximately 26,000 tons per year of char with a total energy value of 600,000 – 650,000 Giga Joules, dependent on the composition and species of the feedstock.

Early stage applications of char will focus on direct substitution or augmentation of fossil fuels to produce process heat and power via commercially available technologies in BioOil plants, sawmills, thermal power generation and cement production. Char also has potential for use as a feedstock for manufacturing of charcoal briquettes. DynaMotive char has been successfully tested at industrial scale and the prototype briquettes showed excellent results, meeting or exceeding all charcoal industry quality standards.

In 2003 and 2004 the Company, with the University of Saskatchewan, completed initial analysis concluding that char is an appropriate material for activated carbon. Research and testing in this area is continuing through 2006.

4) BIOOIL STRATEGIC PARTNERS, INVESTMENT AND GOVERNMENT FUNDING

The Company's BioOil technologies are consistent with the environmental and economic objectives of many governments around the world.

The Company has received strong support from Canadian government departments and funded entities. In 2003, the Company was approved to receive a funding contribution for the Erie Flooring Project from Sustainable Development Technology Canada (SDTC). On March 5, 2004 the Company signed the Contribution Agreement with SDTC, confirming their $ 4.3 million (C$5,000,000) capital grant to the Project, subject to completion of the agreed work plan and documentation of eligible costs and other reporting requirements over a three year period following completion of the Project (the "Contract Period"). In 2004, the Company received the three payments totaling $3.2 million (C$3.7 million) from SDTC. In November 2005, the Company received a payment of $0.7 million (C$0.8 million) from SDTC. The Company expects to receive the remaining $0.4 million (C$0.5 million) during 2006. If the Company sells the project or otherwise disposes during the Contract Period of assets financed by the SDTC funding, SDTC will have a claim on a portion of the proceeds.

In 2003 and 2004, the Company entered into amendments to its Research and Development Contribution agreement with the Government of Canada through Technology Partnerships Canada (TPC). In November 2004, the Company received an extension to its TPC funding agreement to March 31, 2006. The agreement confirms a maximum reimbursement cap of $7.1 million (C$8.235 million). The investment will help the Company further its commercial-scale demonstration programs, as well as continue its research, development and testing of DynaMotive's fast pyrolysis technology.

TPC is a key element in the federal government's innovation strategy, leveraging private sector investments in research, development and innovation in critical, leading-edge technologies. DynaMotive originally entered into the Contribution agreement with TPC in 1997 and as at December 31, 2005, had claimed US$6 million to fund pre-commercial Fast Pyrolysis research and development. The amended agreement modifies and expands key terms and conditions placed on the Company. The Company is required to repay these funds from a percentage of future sales up to a maximum of US$13.7 million. The Company will focus all funding from the amended Contribution agreement towards construction of a full commercial-scale forestry demonstration BioOil facility in Canada. The funds received from SDTC have been accounted for as a credit to the carrying cost of the West Lorne Plant.

II. RAW MATERIALS AND SUPPLIERS

For the most part, the Company's products are custom designed and manufactured and are not produced for inventory. BioOil units will only be produced for specific projects with procurement commencing when project funding has been fully committed.

The Company outsources the final assembly of its products prior to sale and does not manufacture the major components of its systems. The manufactured components and materials used in the Company's products are obtained from both domestic and foreign sources. Historically, lead-time for delivery of materials has not been a problem.

While the Company has chosen to use only a limited number of manufacturers to produce the components for its technologies, in the opinion of management, the Company has a readily available supply of components and raw materials for all of its anticipated products from various sources and does not anticipate any difficulties in obtaining the components and raw materials necessary to its business. These

components comprise primarily pyrolysis reactor chambers, burner assemblies, and conveyers.

The Company believes that this licensing and focused, outsourced manufacturing strategy allows it to deliver superior products without the high capital expenditures that the Company would otherwise require in order to manufacture the components in house. As a result of limiting the number of suppliers for the key components for the Company's products, the Company believes it is better able to control costs while still maintaining high quality specifications for the components' manufacture. Moreover, the Company believes that it is better able to limit the number of third parties who have access to the Company's proprietary technologies.

III. EFFECT OF GOVERNMENTAL AND ENVIRONMENTAL PROTECTION REGULATIONS

Operators of the Company’s pyrolysis plants will be subject to federal, provincial, state or foreign environmental laws. If full commercial use of BioOil in power generation, heat and other applications commences, the Company will become subject to various federal, local and foreign laws and regulations pertaining to the discharge of material into the environment, the use of biological waste products as feedstock, and otherwise relating to the protection of the environment. The Company believes that it will be able to comply with such laws at a cost which will not be prohibitive.

C. Organizational Structure


DynaMotive Energy Systems Corporation
as at December 31, 2005
DynaMotive Corporation
(in USA)
June 29, 1990
100% ownership
DynaMotive Europe Ltd.*
(in UK)
August 30, 1996
100% ownership
DynaMotive Canada Inc.
(in Canada)
November 16,2000
100% ownership
(General Partner of West Lorne BioOil Co-Generation LP)
West Lorne BioOil Co-Generation LP
(in Canada)
September 12, 2003
99.90% ownership

Note:
* DynaMotive Europe Ltd's 75% owned subsidiary - Border Biofuels Ltd and its subsidiaries were petitioned into bankruptcy in December 2002 and are currently in liquidation.

DynaPower Inc. was disposed via Management Buy-out (MBO) in April 2002.

DynaMotive Electrochem / DynaMill Systems Ltd / DynaMotive Puerto Rico, Inc were inactive since 2002. No Annual Reports have been filed for few years and these companies became abandoned.

As of December 31, 2005, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation (incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996) inactive in 2005, DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which has developed and operates the West Lorne Plant.

D. Property, Plants and Equipment.

The Company's office facilities are leased. The Company's corporate headquarters, leased for a five-year period which commenced in May 2004, are located in a business park complex in Vancouver, BC, Canada with approximately 8,000 square feet of office space. The Company's principal capital asset is the West Lorne Plant discussed above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

OVERVIEW

This section should be read in conjunction with the Company's financial statements included under Item 17 of this Form 20-F.

In 2005, DynaMotive invested primarily in the establishment of its West Lorne Plant and as well continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Ongoing operations were focused in Canada.

A. RESULTS OF OPERATIONS

During the year ended December 31, 2005, the Company recorded a net operating loss of $11,997,344 compared to a net operating loss of $9,916,215 for the year 2004. The increase in operating loss in 2005 as compared to 2004 was primarily attributable increased activity related to completion of the Company's 100 tpd plant resulting in (i) an increase in interest expense (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in rent. The net operating loss in 2005 reflected professional fees totaling $1,533,546, of which, $1,046,841 was non-cash amounts paid in shares. The non-cash professional fees in 2004 were $235,845. During the year ended December 31, 2004, the Company recorded a net operating loss of $9,916,215, compared to a net operating loss of $4,984,681 for the year 2003. The increase in operating loss in 2004 as compared to 2003 was primarily attributable to (i) an increase in general and administrative salaries and benefits (ii) an increase in marketing expense, (iii) an increase in professional fees and (iv) an increase in research and development. The net operating loss in 2004 reflected professional fees totaling $1,010,802, of which, $235,845 was non-cash amounts paid in shares. The non-cash professional fees in 2003 were $655,416.

The basic and diluted loss per common share decreased to eleven cents ($0.11) for the year 2005 from twelve cents ($0.12) for the year 2004. The loss per common share for the year 2003 was nine cents ($0.09). The decrease in basic and diluted loss per share for 2005 was due to both the increase in the loss for each year and the increase in the weighted average number of Common Shares outstanding from 80,979,299 shares in 2004 to 108,009,185 in 2005.

Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies decreased to $1,915,857 in 2005 from $9,106,450 in 2004. Capital expenditures for the Fast Pyrolysis technology decreased to $1,864,961 in 2005 from $8,982,857 in 2004. The decrease in the Fast Pyrolysis capital expenditures in 2005 was due mainly to the completion of constructing the 100 tpd industrial plant in Ontario in 2005. Overall capital expenditures, net of government grants and disposal, used for developing and patenting the Company's technologies increased to $9,106,450 in 2004 from $1,502,100 in 2003. Capital expenditures for the Fast Pyrolysis technology increased to $8,982,857 in 2004 from $1,497,398 in 2003. The increase in the Fast Pyrolysis capital expenditures in 2004 was due mainly to construction of the 100 tpd industrial plant in Ontario, Canada and initial payments on the 200 tpd plant to be constructed at a Canadian site.

The Company's total assets increased to $16,962,573 at the end of 2005 from $13,198,698 at the end of 2004, due mainly to the building of the 100 tpd commercial scale plant. Property, plant and equipment increased to $14,199,148 in 2005 from $12,154,153 in 2004 due to the building of the 100 tpd commercial scale plant. The total liabilities decreased to $8,670,165 at the end of 2005 from $8,911,500 at the end of 2004, due mainly to the increase of payments issued to the vendors related to the 100 tpd industrial plant. Current liabilities increased slightly to $7,861,317 at the end of 2005 from $7,843,828 at the end of 2004 due to an increase in accounts payable and accrued liabilities of the 100 tpd commercial scale plant and convertible debenture that are due within 12 months of December 31, 2005

For the years 2005, 2004 and 2003, the Company had expended on an annual basis $3,218,058, $3,455,511 and $969,419 respectively, on research and development. Of these amounts, $782,423, $765,106 and $456,438 respectively, were reimbursed by government funding. The remainder of the respective annual expenditures were paid by the Company. The level of research and development expenditure has decreased in 2004 and 2005 in support of development of the commercial scale plant and other product development activities. Future research and development expenditures are expected to be at a similar level.

The Company has been able to draw significantly from government grant and loan facilities, including the Government of Canada's Technology Partnerships Canada program both for expenditures made in 2004 and technical and project related expenditures in 2005. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of US$7.1 million (C$8.235 million), of which $5.3 million (C$ 6.2 million) has been received as of year end 2005.

General and administrative salaries and benefits decreased to $5,152,851 in 2005 from $5,267,756 in 2004. The decrease in 2005 was mainly due to a decrease in non-cash compensation and management's conscious effort in controlling the Company's development activities with its 100 TPD commercial scale plant. General and administrative salaries and benefits increased to $5,267,756 in 2004 from $2,693,430 in 2003. The increase in 2004 was mainly due to increased activity in the general and administrative area, an increase in non-cash compensation and increase in the Company's development activities with its 100 TPD commercial scale plant. Due to the change in accounting policy for stock option compensation effective January 1, 2004, pursuant to which, the Company is required to use fair value method of calculating stock option compensation for all options granted subsequent to January 1, 2002, modifications on the term of the employee stock options, stock based compensation expense recognized has increased during the 2004.

Professional fees increased to $1,533,546 (comprised of legal & accounting and audit fees of $243,988 and consulting fees of $1,289,558) in 2005 from $1,010,802 (of legal & accounting and audit fees of $240,955 and consulting fees of $769,847) in 2004. The increase was due mainly to the increase of hiring external consultants during the year. Professional fees increased to $1,010,802 in 2004 from $954,223 (comprised of legal & accounting and audit fees of $297,349 and consulting fees of $656,874) in 2003. The increase was due mainly to the increase of hiring external consultants during the year.

Amortization and depreciation increased to $148,556 in 2005 from $130,912 in 2004 due to the replacement of certain computer equipment and an increase of computer equipment for a number of new staff. Amortization and depreciation increased to $130,912 in 2004 from $125,580 in 2003 due to the replacement of certain computer equipment.

Interest and other income decreased to $5,614 in 2005 from $8,766 in 2004 due mainly to decrease of miscellaneous revenue in 2005. Interest and other income decreased to $8,766 in 2004 from $73,974 in 2003 due mainly to decrease of miscellaneous revenue in 2004.

Interest expense increased in 2005 to $1,445,918 from $151,758 in 2004 due mainly to the accretion of the debt discount and expense incurred on the conversion of long-term and short-term convertible loan. Interest expense decreased in 2004 to $151,758 from $320,643 in 2003 due mainly to the repayment of interest bearing debt.

Marketing expense increased to $496,297 in 2005 from $283,322 in 2004 due to an increase in business development and corporate financing activities and during the year. Marketing expense increased to $283,322 in 2004 from $155,914 in 2003 due to an increase in business development activities and participation in an environmental conference during the year.

Office supplies, telephone and insurance increased to $467,854 in 2005 from $328,286 in 2004 due to the increased activities in the general and administrative area. Office supplies, telephone and insurance increased to $328,286 in 2004 from $300,751 in 2003 due to the increased activities in the general and administrative area.

Rent for leased premises increased to $175,294 in 2005 from $107,804 in 2004 due to the increase of office space and addition of accommodation for staff working at the West Lorne site. Rent for leased premises decreased to $107,804 in 2004 from $109,653 in 2003 due to the change in office and storage space.

Currency exchange gain in 2005 amounted to $33,677 compared to a gain of $53,156 in 2004 due to the depreciation of the US Dollar. Currency exchange gain in 2004 amounted to $53,156 compared to a gain of $177,551 in 2003 due to the depreciation of the US Dollar.

Loss on the write-down of long-term assets was $200,457 in 2005 as the Company wrote-off its 10 TPD pilot plant as management determined its value was permanently impaired.

B. LIQUIDITY AND CAPITAL RESOURCES

Principal sources of liquidity during the year ended December 31, 2005 were (i) $6,398,254 in net proceeds ($6,433,295 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,957,000 in deposits for Common Shares to be issued in 2006 pursuant to private placement offerings commenced in 2005, (iii) $1,825,000 increase in short-term convertible loan, (iv) $42,331 decreased in repayment of short-term loan and (v) $368,712 increase in government grant receivable.

For the previous year ended December 31, 2004 the Principal sources of liquidity during the year ended December 31, 2004 were (i) $4,857,699 in net proceeds ($5,242,734 gross) after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and the exercise of Common Share options for cash, (ii) $1,636,408 in deposits for Common Shares to be issued in 2005 pursuant to private placement offerings commenced in 2004, (iii) $830,013 increase in convertible loan, (iv) $816,727 increase in long-term debts and (v) $509,879 decrease in government grant receivable.

Overall cash inflows increased during 2005 due to significantly increased financing activities and the completion of constructing of the West Lorne Project in 2005. During the year ended December 31, 2005, the Company used cash in operating activities and in investing activities of $6,734,729 and $1,775,189 respectively, and generated cash from financing activities of $9,769,211.

During the previous year ended December 31, 2004, the Company used cash in operating activities and in investing activities of $2,883,735 and $5,824,645 respectively, and generated cash from financing activities of $8,693,057. During year ended December 31, 2003, the Company used cash in operating activities and in investing activities of $2,169,755 and $530,209 respectively, and generated cash from financing activities of $3,221,353.

The net amount of cash used in operating activities during 2005 increased by 134% of cash used in operating activities during 2004 due to the completion and commissioning of the Company's 100 tpd plant and the resulting increase in business development activities. Cash used in operating activities consisted primarily of a net loss for 2005 of $11,997,344 that was offset by (i) amortization of non-cash items in the sum of $148,556, (ii) non-cash equity compensation expenses, $3,697,057, and (iii) non-cash accretion expense in the amount of $1,068,192.

The net amount of cash used in operating activities during 2004 increased by 33% of cash used in operating activities during 2003. Cash used in operating activities consisted primarily of a net loss for 2004 of $9,916,215 that was offset by (i) amortization of non-cash items in the sum of $130,912, (ii) non-cash equity compensation expenses, $4,730,604, and (iii) net change in non-cash working capital balances related to operations of $2,087,156.

Financing activities during 2005 generated a net increase in cash of $9,769,211, primarily from the Company's private placements of Common Shares. Financing activities during 2004 generated a net increase in cash of $8,693,057, primarily from the Company's private placements of Common Shares.

Investing activities in 2005 resulted in the use of cash, net of grants and disposal, in the amount of $1,775,189 that consisted of $1,580,195 that was incurred in the acquisition of capital assets, $22,181 was expended on patents and $172,813 was increased in restricted cash (funds held by the Company's lawyer as collateral for short-term convertible debentures). Investing activities in 2004 resulted in the use of cash, net of grants and disposal, in the amount of $5,824,645 that consisted of $5,804,656 that was incurred in the acquisition of capital assets, $19,989 was expended on patents. Investing activities in 2003 resulted in use of cash, net of grants and disposal, in the amount of

$530,209 that consisted of $491,057 that was incurred in the acquisition of capital assets, $6,479 was expended on patents and $32,673 was expended on other long-term assets.

During the first quarter of 2005, the Company raised subscription funds of $2.5 million relating to the private placement commenced commencing in the second quarter of 2004 at subscription prices ranging from $0.30 to $0.523 per share. 6 million shares and 2.2 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter, the Board approved a tranched funding of up to $20 million to meet its objectives for additional working capital, general corporate purposes and to assist the Company in the completion of its first commercial plant. The Company raised subscription funds of $0.68 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.337 to $0.427 per share. 1.2 million shares and 0.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2005 the Company issued $1.825 million of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. The debentures are due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1.15 million of the debentures were converted into 2.7 million common shares and 0.68 million Series U warrants. As at December 31, 2005, $675,000 of these debentures remain outstanding.

During the third quarter of 2005, the Company raised subscription funds of $2.5 million relating to the same private placement of the previous quarter at subscription prices ranging from $0.40 to $0.48 per share. 5.1 million shares and 1.3 million Common Share Purchase Warrants were issued as a result of this funding.

During the fourth quarter, the Company raised further $2.8 million relating to the same the private placement of the previous quarter at share prices ranging from $0.455 to $0.71 per share. 3.8 million shares and 0.9 million Common Share Purchase Warrants were issued as a result of this funding.

In total, the Company raised during 2005 $7.1 million in cash and settled $1.8 million in consulting fees payable by the Company (these shares were valued based on the quoted market price on the date of the settlement agreement) for a total of 20 million Common Shares and 6 million Common Share Purchase Warrants.

With the current cash on hand and anticipated cash flow from sales revenue, the Company anticipates that it will have sufficient cash resources and available financing to satisfy its cash requirements for the next 12 months. The Company may require additional funding for the commercial expansion of its Fast Pyrolysis technologies through the year 2006 and beyond. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance.   Management plans to raise additional equity financing to enable the company to complete its development plans. Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In addition to contemplated equity and debt offerings, the Company expects to be able to draw approximately $1.5 million in 2006 being the balance of government grant and loan facilities, including the Government of Canada's Technology Partnerships program and from the approved SDTC funding towards the West Lorne Project.

In connection with the Company's 200 tpd project, the Company is committed to outstanding construction commitments of approximately $2.6 million and expects the project to be completed in late 2006.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200tpd project(s) which are expected to be developed during 2006. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3 million (C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement for $0.8 million (C$1.0 million) of which $816,727 (C$1,000,000) has been advanced as at December 31, 2005. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 10 of the Audited Consolidated Financial Statements 2005.

In 2004 the Company entered into an agreement to pay for equipment and services in exchange for an $830,013 (C$1 million) convertible debenture. The debenture is convertible into common shares of the Company at the market price at time of conversion, subject to a minimum conversion price of US$0.40 per share and a maximum conversion price of US$0.60 per share. The debenture bears no interest and the principal is due December 10, 2009. The entire loan was converted in 2005 into 1,535,001 DynaMotive common shares and 767,000 two-year Series S warrants exercisable at $0.57 per share. For detail, please see note 9(a) of the Audited Consolidated Financial Statements 2005.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared based on the accounting policies described in Note 2 to our consolidated financial statements in "Item 17. Financial Statements" in this Annual Report on Form 20-F. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and notes. Actual results could differ from these estimates.

Government Assistance and Investment Tax Credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition for property, plant and equipment is deducted from the cost of the related property, plant and equipment.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2005 and 2004, no investment tax credits have been recorded.

Research And Development Costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Projects Under Development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

Stock Based Compensation Plan

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan, which is no longer being used, and a stock option plan for directors and employees, which are described in note 11. There are a total of 22,639,120 shares reserved for options under the plan of which 13,580,533 have been granted (see details under Executive Compensation). Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Under Canadian GAAP, compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights, under Canadian GAAP, when the performance criteria have been met and amortized over the service period.

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares each month over a period of up to twelve months. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. During 2005, 152,000 [2004 – 315,813; 2003 – 1,595,456] fixed employee stock options granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25. The Company uses the best estimates of number of SA Rights to be exercised (or forfeited) to record the compensation relating to variable plans.

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and

U.S. GAAP. For the years ended December 31, 2003 and 2002,, the Company adopted the guidance under CICA Handbook Section 3870 [note 3] which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method.   For stock based awards granted to employees, the Company had previously elected to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENCES, ETC.

The Company considers patents to be an important aspect of the Company's business. The Company protects its intellectual property such as trademarks, patents, product designs, manufacturing processes and new product research and concepts. These rights are protected through patents and trademark registrations, the maintenance of trade secrets and, when necessary and appropriate. The Company also maintains stringent procedures to maintain the secrecy of its confidential business information. These procedures include the establishment of "need to know" criteria for the dissemination of certain information and the use of written confidentiality agreements in cases where the sharing of proprietary information with third parties is necessary.

As of May 24, 2006, the Company's key patent is protected in 11 countries, patent applications pending in 5 countries and is scheduled to expire between years 2016 and 2024. A US Patent was granted in February 2006 with respect to an enhancement of the key patent and based on this, a US PCT application was filed in February 2005.

Research costs are expensed in the year incurred. Development costs are expensed in the year incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions, which are acceptable to target customers.

If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations

Please refer to the Item 5 (a) Results of operations for additional information on research and development.

D. TREND INFORMATION.

The Company's Fast Pyrolysis technology produces BioOil, a fuel that will compete with conventional energy sources. Therefore, price trends in the broad energy industry and developments in the alternative energy sector will affect the commercial viability and attractiveness of BioOil. The economic attractiveness of BioOil production is significantly affected by the availability of suitable biomass feedstock, the price of which may be effected on a regional basis by competing uses for the feedstock from other industries. The price of emissions credits, which can result from combustion of BioOil which displaces hydrocarbon fuels, may be affected by many outside factors including legislated requirements and international agreements.

E. OFF-BALANCE SHEET ARRANGEMENTS

Nil

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table provides as of December 31, 2005 the known long term obligations and commitments of the Company:

Contractual Obligations	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating lease obligations – Office equipment	Nil	Nil	Nil	Nil	Nil
Premise lease obligations – Head office	498,260	142,879	306,684	48,697	Nil
Convertible debts – short-term	675,000	675,000	Nil	Nil	Nil
Long-term debt	830,013	Nil	830,013	Nil	Nil
Construction commitments	2,569,055	2,569,055	Nil	Nil	Nil
Total	**4,572,328**	**3,386,934**	**1,136,697**	**48,697**	**Nil**

We have an operating lease for office facilities of our head office.

G. SAFE HARBOR

Forward Looking Statement

Statements in this report concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws. Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

As at May 24, 2006, the Company's directors and executive officers are:

Name	Age	Position
Richard Chen-Hsing Lin [2][3]	62	Chairman, President, Operations-China and Director
R. Andrew Kingston [3]	46	President, Chief Executive Officer and Director
Curtin Winsor, Jr., Ph.D. [1][2]	66	Director

Desmond Radlein, Ph.D. [1][2][3]	57	Director
Shing-Cheng Hong [1]	72	Director
Chih-Lin Chu	38	Director
Brian Richardson	43	Chief Financial Officer
Paul Hughes	36	Chief Operating Officer
Jan Barynin, Ph.D.	69	Vice President, Engineering
Laura Santos	56	Corporate Secretary
Jeffrey Lin	36	Vice President, Business Development- China and Japan

----

(1) Member of the Audit and Corporate Governance Committee of the Board of Directors.

(2) Member of the Compensation Committee of the Board of Directors.

(3) Member of the Executive Committee of the Board of Directors.

All Directors are elected annually at the Company's Annual Meeting of Shareholders. The executive officers of the Company are appointed annually at the first meeting of the Company's Board of Directors held after each annual meeting of shareholders. Each director and executive officer of the Company holds office until his or her successor is duly elected and qualified or until his or her death or resignation or until he or she shall be removed in the manner provided by the Company's by-laws. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which any director or executive officer is selected.

Richard Chen Hsing Lin. Mr. Lin has been a Director of the Company since 1992 and Chairman of the Company since May of 1995. He was President of the Taiwan Entrepreneurs and Investors Association in Canada. Mr. Lin is also co-founder, Vice President and Secretary of Neoventi Technology Corporation since 1991 and Neoventi Investment Corporation since 1992, and has been a Director of Concert Industries Ltd. since December 1992. Mr. Lin was President of the Taiwan Entrepreneurs Association in B.C., Vice President of R.C.A. Taiwan and a Director of Consolidated Peritronics Medical Inc. from February 1992 to April 1994.

Robert Andrew Kingston. Mr. Kingston was appointed President and CEO in April 1999. Mr. Kingston has held senior positions in multi-national oil companies, property and investment corporations and financial institutions in Europe, the USA and South America. From 1996 to 1999, Mr. Kingston was advisor to public and private companies in the U.S. Canada and the U.K. From 1995 to 1996, Mr. Kingston was senior advisor to the Chairman of Rotch Property Group Ltd., a UK property investment and development company with assets in excess of US $1.8 billion. From 1992 to 1995, Mr. Kingston was a financial advisor on corporate restructuring for Interpetrol S.A., a South American oil trading company that at the time was partly owned by the Argentine National Oil Company (NYSE: YPF). He held a number of positions with the Gatoil Group of Companies from 1986 to 1990, a fully integrated, privately owned oil conglomerate, including Managing Director of Gatoil Services (UK) Limited and Financial Vice President of Gatoil Enterprises Inc. (USA). He also worked for Price Waterhouse & Co. and Ducilo S.A., a subsidiary to E.I. DuPont de Nemours & Co.

Curtin Winsor, Jr., Ph.D. Dr. Winsor has been a Director of the Company since June 1996. He received his MA and Ph.D. in Latin American Area Studies and History of Diplomacy from the School of International Service of American University in 1979. He served at the Department of State's Office of Congressional Relations until 1971. Dr. Winsor became Special Assistant to Senator Bob Dole, Chairman of the Republican National Committee, from June 1971 to May 1973. Moving to the private sector, he served as Manager for International Affairs at the Washington office of Chase Manhattan Bank from 1973 to 1979. He helped to found the Alliance for Free Enterprise in 1979 and served as its Deputy Director until 1983. Dr. Winsor served as US Ambassador to Costa Rica from 1983 to 1985. He continued to serve as Consultant on Central America to the Under Secretary of Defense from 1985 to 1987. Dr. Winsor is a Governor of the Donner Canadian Foundation of Toronto, and a Trustee of the Pan-American Development Foundation (of the Organization of American States) in Washington, DC. He has been the owner of the American Chemical Services Company of Marmet, WV, which provides chemical blending, storage and distribution services for larger chemical companies servicing the coal industry for more than the past five years.

Desmond Radlein, Ph.D. Dr. Radlein became a Director of the Company in December 1997. Dr. Radlein has been the President of RTI - Resource Transforms International, Ltd., an R&D company specializing in pyrolysis technology and applications, since 1994. Dr. Radlein received a B.Sc. in Chemistry (1986) from the Alcan Scholar University of the West Indies in Jamaica and M.Sc. in Theoretical Chemistry (1970) from the University of Calgary in Alberta. He received his Ph.D. from the University of Cambridge, England (1975) in Physical Chemistry. He was a member of the Board of the Waterloo Region Community Legal Services from 1994 to 1995. Dr. Radlein was also an Associate Research Professor at the Chemical Engineering Department of the University of Waterloo from 1987 to 1994. He is an inventor or co-inventor of 10 patents on pyrolysis and petroleum processing and has also authored over 20 publications in various scientific journals. Some of his research activities include: pyrolytic production of fermentable sugars, fundamental studies on biomass pyrolysis mechanisms, catalytic hydropyrolysis for hydrocarbon production and catalyst development for gasification.

Shing-Cheng Hong. Mr. Hong became a Director of the Company in December 1997. With 40 years of industrial and financial background, Mr. Hong led a 42-member management team of Hotung Venture Capital Corp. where he served as President until his retirement in 2001. Hotung is the leading venture capital group in Taiwan. Mr. Hong still serves as Chairman of Honho Consulting Corp. which manages the Hong Tung VC, a subsidiary of Hotung, with funds of US$55 million. He is also President of Taiwan based Giga Venture Partners & Co. Mr. Hong is also Advisor to Taiwan based Acer SoftCapital Incorporated.

Chih-Lin Chu. Mr. Chu became a Director of the Company in June 2001. He is currently President of Hong Kong based China Development and Investment Holdings Ltd. From 2000 to 2004, Mr. Chu was General Manager for Business Development at China Strategic Holdings Limited (CSH). CSH is a public company listed on the Hong Kong Exchange with investments in energy, tire manufacturing, breweries, auto parts as well as information technology and e-commerce related projects. From 1999 to 2000, Mr.Chu was Vice Chairman and President, China Operation for Tricom Holdings Limited, also a public company in Hong Kong with a focus on telecommunication products. Since 1994, Mr.Chu has been involved in business development and government relationship in

China for various companies including Cathay Pacific Airline O.B.C. G.S.A., Shanghai E&T Wako Express Co. Ltd and Shanghai Tricom Limited. Mr. Chu received his MBA from the China Europe International Business School in China.

Brian Richardson, C.A., MBA Mr. Richardson was appointed Chief Financial Officer of the Company in August 2003. From 1993 - 2002, Mr. Richardson was a financial consultant in a variety of industries, including working for four years as a project manager for Westcoast Energy on gas and electric infrastructure projects in Latin America. In the early 1990's, he was CFO of a publicly traded venture capital firm, helping to bring it onto the TSE via a reverse take-over. Mr. Richardson also worked in investment banking, and as CFO of a biotech start-up. He has significant experience in project planning, management and control and in working with early stage technology companies. Mr. Richardson received his designation as a Chartered Accountant in 1987, and in 1990, graduated with a MBA degree from IMD in Switzerland.

Paul Hughes, C.A., MBA Mr. Hughes was appointed Chief Operating Officer of the Company in September 2005. From 2002 - 2005, Mr. Hughes was Head of Power Projects and Alternative Fuels as well as founding partner and member of the Executive team of MCC Energy PLC. He helped to take the energy start-up from conception to flotation. From 1991 – 2000, he worked at Pantellos Group, TXU Corp. and Grant Thornton Chartered Accountants in high-level management positions that involved strategic planning and corporate finance. Mr. Hughes has extensive strategic, financial and commercial experience gained through Europe and North America. He graduated with an Executive MBA degree as well as with a BSc (Hons) Managerial & Administrative Studies degree. Mr. Hughes also received his designation as a Chartered Accountant in the UK.

Jan Barynin, PhD., P.Eng. Dr. Barynin was appointed Vice President, Engineering in June 2004. Dr. Barynin spent almost 30 years of his professional career in steam, power, and boiler engineering; from 1970 to 1980 with Combustion Engineering (CE-Canada), from 1980 to 1986 with Babcock and Wilcox and from 1986 to 1999 with H.A. Simons. He oversaw the development of the Company's 10 tpd BioOil demonstration plant and lately, has been responsible for the completion and commissioning of the 100 tpd BioOil plant in West Lorne, Ontario. His latest endeavours have been dedicated to renewable energy and use of agricultural and forestry residues. Dr. Barynin graduated as a Chemical Engineer in 1961 from the Royal Technology University of Denmark and in 1970 received his doctorate in Chemical Engineering and Chemical Technology from the Imperial College, UK.

Laura Santos, BFA. Mrs. Santos has been Secretary of the Company since March 1998, Assistant Secretary and Executive Assistant from 1994 to 1998. Prior to joining the Company, she was Accounting Supervisor with Everex Systems from 1990 to 1993; Senior Accounting Assistant with Walbar, Canada from 1989 to 1990 and with CitiBank, N.A. and Chemical Bank in New York from 1983 to 1988. She was also Assistant to the Executive Secretary of the Philippine American Chamber of Commerce in New York from 1982 to 1983. Mrs. Santos graduated with a Bachelor of Fine Arts degree from the University of the East, Philippines.

Jeffrey Lin, B.Sc. MBA, CMA. Mr. Lin joined DynaMotive in 1994 and has been appointed VP Business Development to lead the Company's expansion efforts in Japan and China. Before joining the business development team, Mr. Lin previously held positions as the Director of Finance and Project Manager with the Company. Mr. Lin has the technical knowledge, business and financial experience as well as the cultural background and the language skills to open new business opportunities in Asia.

B. Compensation of Directors and Senior Management

The following table contains a summary of compensation paid or payable to directors and senior management during the year ended December 31, 2005*:

Name	Salary ($)	Bonus ($)	Long-term Incentive Plan ($)	Long-term Incentive Plan ($)
Richard Chen-Hsing Lin	189,960	194,900	-	-
Robert Andrew Kingston	295,494	303,177	-	-
Curtin Winsor, Jr., Ph.D	9,491**	-	-	-
Shing-Cheng Hong	13,370**	-	-	-
Desmond Radlein	13,617**	-	-	-
Chih-Lin Chu	8,253**	-	-	-
Brian Richardson	142,878	136,172	-	-
Paul Hughes	67,398	37,138	-	-
Jan Barynin	115,540	18,569	-	-
Laura Santos	99,034	74,276	-	-
Jeffrey Lin	99,034	74,276	-	-

*Except as otherwise noted, all compensation are disclosed in U.S. dollars based upon 2005's average exchange rate of $0.8253 per dollar.

** 50% to be paid in cash ($22,365) and 50% in shares (total of 37,118 restricted common shares)

The following table lists stock options outstanding at December 31, 2005 to purchase common shares of the Company for directors and senior management:

Name	Number of Shares	Exercise Price	Expiry Date
Richard Chen Hsing Lin	750,000	$0.50	02-Feb-10 to 29-Apr-12
Richard Chen Hsing Lin	300,000	$0.23	30-Aug-13
Richard Chen Hsing Lin	605,660	$0.20	30-Aug 13 to 31-Mar-14
Richard Chen Hsing Lin	1,500,000	$0.45	31-Jul-09 to 31-Jul-10
Robert Andrew Kingston	775,000	$0.50	02-Feb-10 to 23-Feb-12
Robert Andrew Kingston	907,649	$0.20	30-Aug-13 to 14-Mar-14
Robert Andrew Kingston	300,000	$0.23	30-Aug-13
Robert Andrew Kingston	2,400,000	$0.22	30-Aug-13 to 22-Dec-13
Robert Andrew Kingston	1,500,000	$0.45	31-Jul-09 to 31-Jul-10
Curtin Winsor, Jr., Ph.D	24,000	$0.90	10-Dec-06
Curtin Winsor, Jr., Ph.D	24,000	$0.33	22-Dec-08
Curtin Winsor, Jr., Ph.D	30,000	$0.45	05-Aug-08 to 22-Dec-09
Desmond Radlein, Ph.D	20,000	$0.90	10-Dec-06
Desmond Radlein, Ph.D	24,000	$0.33	22-Dec-08

Name	Number of Shares	Exercise Price	Expiry Date
Desmond Radlein, Ph.D	46,000	$0.45	05-Aug-08 to 22-Dec-09
Shing-Cheng Hong	16,000	$0.90	10-Dec-06
Shing-Cheng Hong	16,000	$0.33	22-Dec-08
Shing-Cheng Hong	46,000	$0.45	05-Aug-08 to 22-Dec-09
Chih-Lin Chu	16,000	$0.90	09-Dec-06
Chih-Lin Chu	16,000	$0.33	22-Dec-08
Chih-Lin Chu	30,000	$0.45	05-Aug-08 to 22-Dec-09
Brian Richardson	125,000	$0.23	06-May-06
Brian Richardson	100,000	$0.45	30-Aug-06
Brian Richardson	78,067	$0.20	14-Mar-06
Brian Richardson	400,000	$0.48	01-Nov-08 to 21-Jan-09
Brian Richardson	150,000	$0.58	01-Nov-08
Paul Hughes	200,000	$0.49	31-May-08
Jan Barynin	400,000	$0.48	31-Dec-09 to 21-Jan-09
Laura Santos	10,000	$1.00	2-Feb-10
Laura Santos	80,000	$1.50	14-Jun-10 to 31-Jan-11
Laura Santos	15,000	$0.50	28-Apr-12
Laura Santos	100,000	$0.23	30-Aug-13
Laura Santos	122,308	$0.20	30-Aug-13 to 14-Mar-14
Laura Santos	200,000	$0.48	31-Dec-09
Jeffrey Lin	110,000	$1.00	02-Feb-10
Jeffrey Lin	15,000	$0.50	28-Apr-12
Jeffrey Lin	100,000	$0.23	30-Aug-13
Jeffrey Lin	200,000	$0.49	21-Jan-09

C. **Board Practices and Share Ownership**

Members of the Board of Directors have served in their respective capacities since their election. Each director elected will hold office until the conclusion of the next Annual General Meeting of the Company at which a director is elected, unless the director's office is earlier vacated in accordance with the Articles of the Company or the provisions of the Business Corporations Act (British Columbia).

The Company maintains standing Executive, Compensation and Audit Committees, but does not have a nominating committee. The Executive Committee is comprised of Dr. Desmond Radlein, Messrs. R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Company's Audit and Corporate Governance Committee, whose members include Mr. Shing-Cheng Hong, Drs. Curtin Winsor, Jr. and Desmond Radlein reviews the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers and employees; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Drs. Desmond Radlein and Curtin Winsor, Jr. and Mr. Richard Chen-Hsing Lin.

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,253, and $4,126 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for year 2004-2005; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees – $247 per meeting under two (2) hours and $990 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following table sets out the names of directors and senior management, the period of time during which each has been a director or senior manager of the Company, and the number of common shares of the Company beneficially owned by each of them, directly or indirectly, or over which control or direction is exercised and percentage of ownership as at May 24, 2006:

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Richard Chen-Hsing Lin[2][3] Chairman, President, Operations-China and Director	Since 1992	2,038,087 Common shares[2] 1.35%
Robert Andrew Kingston [3] President, Chief Executive Officer and Director	Since 1999	969,409 Common shares[3] 0.06%
Curtin Winsor, Jr., Ph.D.[1][2] Director	Since 1996	1,536,354 Common shares[4] 1.02%

Name	Periods during which Has Served as a Director or Senior Manager	Shares Owned and % of Ownership
Shing-Cheng Hong[1] Director	Since 1997	123,506 Common shares[5] 0.08%
Chih-Lin Chu Director	Since 2001	6,845 Common shares[6] 0.005%
Desmond Radlein, Ph.D.[1] [2][3] Director	1997 – 2002 and 2003 to present	50,619 Common shares[7] 0.034%
Brian Richardson Chief Financial Officer	Since 2003	151,000 Common shares 0.10%
Paul Hughes Chief Operating Officer	Since 2005	221,145 Common shares 0.15%
Jan Barynin, Ph.D., P.Eng Vice President, Engineering	Since 2004	nil
Laura Santos Corporate Secretary	Since 1998	24,172 Common shares 0.016%
Jeffrey Lin Vice President, Business Development – China and Japan	January 2005	100,000 Common shares 0.066%

Notes:

(1) The information as to Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2) Includes 2,038,087 Common Shares, of which 1,338,045 Common Shares are held by Cantai Property Limited (Cantai), a company controlled by Mr. Lin and includes 172,912 Common Shares held by Neoventi Technology Corporation over which Mr. Lin has voting and disposition powers. Mr. Lin also holds options to purchase up to an aggregate of 3,155,660 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 750,000 Common Shares at an exercise price of $0.50, expiring on April 28, 2012, 300,000 Common Shares at an exercise price of $0.23, expiring on August 30, 2013; 605,660 Common Shares at an exercise price of $0.20, expiring on March 31, 2014 and 500,000 Common Shares at an exercise price of $0.45, expiring July 31, 2010).

(3) Includes 969,409 Common Shares; 830,853 of these Shares are held in the name of Cape Fear Ltd., a UK company of which Mr. Kingston, has served as a director in the past. Mr. Kingston also holds options to purchase up to an aggregate of 5,882,649 Common Shares (1,000,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2009; 775,000 Common Shares at an exercise price of $0.50, expiring on February 23, 2012; 300,000 Common Shares at an exercise price of $0.23, expiring on December 22, 2013; 2,400,000 Common Shares at an exercise price of $0.22, expiring on December 22, 2013; 907,649 Common Shares at an exercise price of $0.20, expiring on March 14, 2014, and 500,000 Common Shares at an exercise price of $0.45, expiring on July 31, 2010).

(4) Includes 1,536,354 Common Shares of which 1,273,262 Common Shares are held by Legacy Trust. Dr. Winsor also holds options to purchase up to an aggregate of 78,000 Common Shares (24,000 Common Shares at an exercise price of $0.90, expiring on December 10, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008 , and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(5) Mr. Hong also holds options to purchase up to 16,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006.

(6) Mr. Chu also holds options to purchase up to an aggregate of 62,000 Common Shares (16,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 16,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 15,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 15,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

(7) Dr. Desmond Radlein also holds options to purchase up to an aggregate of 90,000 Common Shares (20,000 Common Shares at an exercise price of $0.90, expiring on December 9, 2006; 24,000 Common Shares at an exercise price of $0.33, expiring on December 22, 2008; 23,000 Common Shares at an exercise price of $0.45, expiring on August 5, 2008, and 23,000 Common Shares at an exercise price of $0.45, expiring on December 22, 2009).

The number of shares beneficially owned by the directors and senior management, directly or indirectly, are based on information furnished by Computershare Trust Company of Canada, the registrar and transfer agent of the Company, and by the nominees themselves. The Directors and Officers beneficially own or effectively control as a group a total of 5,221,137 shares which represent 3.45% of the total issued and outstanding shares of the Company.

The Directors and Senior Management hold a total of 11,786,617 options. 4,799,617 options are exercisable between $0.20 and $0.33 each; 6,711,000 are exercisable between $0.45 and $0.58 each; and 276,000 options are exercisable between $0.90 and $1.50 each. All unexercised options were in the money based on the average trading price of $1.54 per Common share as listed on the OTC BB as at May 24, 2006.

Percentage of class is calculated based on the outstanding common shares as at May 24, 2006 of 150,927,262.

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May 24, 2006, 9,058,587 options were issuable under the Plan and 13,580,533 options were outstanding at exercise prices ranging from $0.20 to $1.50 per common share.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators ("MI52-110") requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit and Corporate Governance Committee's Charter

The audit committee has a charter. A copy of the audit committee charter is attached as Schedule "A" hereto.

Composition of the Audit and Corporate Governance Committee

The members of the audit and corporate governance committee are Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, all are independent members of the audit committee except for Dr. Radlein. All members are considered to be financially literate.

A member of the audit and corporate governance committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's board of directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit and corporate governance committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

See heading "Election of Directors".

Audit and Corporate Governance Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company's auditors, BDO Dunwoody LLP, Chartered Accountants, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit and corporate governance committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the attached audit committee charter.

External Auditor Service Fees

The audit and corporate governance committee has reviewed the nature and amount of the non-audited services provided by BDO Dunwoody LLP, Chartered Accountants, to the Company to ensure auditor independence. Fees incurred with BDO Dunwoody LLP, Chartered Accountants, for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended December 31, 2005.	Fees Paid to Auditor in Year Ended December 31, 2004.
Audit Fees[1]	$111,414	$106,497
Audit-Related Fees[2]	$9,807	$Nil
Tax Fees[3]	$Nil	$551
All Other Fees[4]	$Nil	$Nil
Total	$121,221	$107,048

Notes:

(1)　　"Audit Fees" include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2)　　"Audit-Related Fees" include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)　　"Tax Fees" include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice.

Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4)   "All Other Fees" include all other non-audit services.

CORPORATE GOVERNANCE

General

Effective June 30, 2005, National Instrument 58-101 Disclosure of Corporate Governance Practices ("NI 58-101") and National Policy 58-201 Corporate Governance Guidelines ("NP 58-201") were adopted in each of the provinces and territories of Canada. NI 58-101 requires issuers to disclose the corporate governance practices that they have adopted. NP 58-201 provides guidance on corporate governance practices. The Board believes that good corporate governance improves corporate performance and benefits all shareholders. This section sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

1. Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship which could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

The board facilitates its independent supervision over management by promoting frequent interaction, feedback and exchange of ideas. As well, management provides the non-independent directors with periodic reports outlining the financial position and status of development projects.

The independent members of the Board of Directors of the Company are Dr. Curtin Winsor, Jr., Shing-Cheng Hong and Chih-Lin Chu.

The non-independent directors are Richard Lin (Chairman of the Board), R. Andrew Kingston (President and Chief Executive Officer) and Dr. Desmond Radlein.

2. Directorships

None of the Directors hold any other directorships with any other reporting issuers.

3. Orientation and Continuing Education

The Board and the Company's senior management conduct orientation programs for new directors. The orientation programs include presentations by management to familiarize new directors with the Company's projects, strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its code of business conduct and ethics, its principal officers, its internal and independent auditors and its outside legal advisors. In addition, the orientation program includes a review of the Company's expectations of its directors in terms of time and effort, a review of the directors' fiduciary duties and visits to Company headquarters and, to the extent practical, certain of the Company's significant facilities.

To enable each director to better perform his or her duties and to recognize and deal appropriately with issues that arise, the Company provides the directors with suggestions to undertake continuing director education, the cost of which is borne by the Company.

4. Ethical Business Conduct

The Board of Directors, on the recommendation of the Corporate Governance Committee, has adopted and maintains a Code of Ethics which applies to the employees, officers and directors of the Company. The Code of Ethics meets the definition and coverage of a "code of ethics" under Item 16.B of SEC Form 20-F, as amended, and other applicable laws and regulations.

5. Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience.

These functions are currently performed by the Audit and Corporate Governance Committee.

6. Compensation

The Compensation Committee of the Board of Directors makes recommendations to the Board of Directors on compensation issues, including (i) salary levels for officers; (ii) executive compensation plans; (iii) the review of employee benefit programs; (iv) the review of proposed compensation plans applicable to the Company's officers; and (v) the administration of the Company's stock option plans as authorized by the Board. The Committee is comprised of Dr. Desmond Radlein and Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin.

7. Other Board Committees

The Company maintains standing Executive, Compensation and Audit and Corporate Governance Committees.

The Executive Committee is comprised of Dr. Desmond Radlein, R. Andrew Kingston and Richard Chen-Hsing Lin. The purpose of the Executive Committee is to act on behalf of the Board to provide direction to management and to authorize and approve expenditures in excess of the authority delegated by the Board to management, with such approvals to be ratified by the Board at the next regular scheduled Meeting.

The Compensation Committee is comprised of Dr. Desmond Radlein, Dr. Curtin Winsor, Jr. and Richard Chen-Hsing Lin. See heading "Compensation of Directors" for functions of the Compensation Committee.

The Company's Audit and Corporate Governance Committee, whose members include Shing-Cheng Hong, Dr. Curtin Winsor, Jr. and Dr. Desmond Radlein, review the financial reporting process of the Company on behalf of the Board by reviewing the independence of the Company's independent auditors, the adequacy of internal controls, the quality of financial reporting, and accounting estimates involving the use of significant management judgment.

The Board generally requires that all material transactions receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company.

8. Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and committees.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section "Named Executive Officer" means the Chief Executive Officer, the Chief Financial Officer and each of the three most highly compensated executive officers, other than the Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end. The compensation paid to the Named Executive Officers during the Company's three most recently completed financial years is as set out below:

Summary Compensation Table

SUMMARY COMPENSATION TABLE						
		Annual Compensation			Long Term Compensation	
					Awards	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)
Richard Lin Chairman of the Board and President, Operations - China	2005	189,960	194,900	-0-	500,000	-0-
	2004	172,864	53,012	-0-	1,000,000	-0-
	2003	160,600	6,692	-0-	300,000	-0-
Robert Andrew Kingston, President and Chief Executive Officer	2005	295,494	303,177	-0-	500,000	-0-
	2004	268,900	82,207	-0-	1,000,000	-0-
	2003	233,413	9,702	-0-	2,700,000	-0-
Brian Richardson Chief Financial Officer	2005	142,878	136,172	-0-	350,000	-0-
	2004	121,005	46,097	-0-	200,000	-0-
	2003	77,268	4,461	-0-	340,000	-0-
Jan Barynin Vice President, Engineering	2005	115,540	18,569	-0-	200,000	-0-
	2004	67,842	20,632	-0-	200,000	-0-
	2003	-0-	-0-	-0-	-0-	-0-

Notes:
(1) *Except as otherwise noted, all compensation is disclosed in U.S. dollars based upon 2005's average exchange rate of $0.8252 per dollar (2004: $0.7683, 2003: $0.7138, per dollar).
(2) Jan Barynin was appointed as Vice-President, Engineering, in June 2004.

Long-Term Incentive Plan Awards

A long term incentive plan ("LTIP") is "a plan providing compensation intended to motivate performance over a period greater than one financial year" and does not include option or stock appreciation rights ("SARs") plans or plans for compensation through shares or units that are subject to restrictions on resale.
The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Stock Appreciation Rights

A stock appreciation right ("SAR") is a right to receive a payment of cash or an issue or transfer of shares based wholly or in part on changes in the trading price of the Company's Common Shares. No SARs were granted to, or exercised by, any Named Executive Officer or any director during the most recently completed financial year.

Options

The share options granted to the Named Executive Officers during the financial year ended December 31, 2005 were as follows:

Option Grants During the Most Recently Completed Financial Year

NAMED EXECUTIVE OFFICERS Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard Chen Hsing Lin	500,000	13.1%	0.45	0.41	July 31, 2010
Robert Andrew Kingston	500,000	13.1%	0.45	0.41	July 31, 2010
Brian Richardson	200,000	5.3%	0.48	0.47	November 1, 2008
	150,000	4.0%	0.58	0.55	November 1, 2008
Jan Barynin	200,000	5.3%	0.48	0.47	December 22, 2009

The share options exercised by the Named Executive Officers during the financial year ended December 31, 2005 and the values of such options at the end of such year were as follows:

Aggregate Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NAMED EXECUTIVE OFFICERS Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options at FY-End ($) Exercisable/ Unexercisable
Richard Chen Hsing Lin	Nil	Nil	3,155,660 Exercisable Nil Unexercisable	$1,599,962 Exercisable Nil Unexercisable
Robert Andrew Kingston	Nil	Nil	5,882,649 Exercisable Nil Unexercisable	$3,453,354 Exercisable Nil Unexercisable
Brian Richardson	165,000	36,450	853,067 Exercisable Nil Unexercisable	$399,397 Exercisable Nil Unexercisable
Jan Barynin	Nil	Nil	400,000 Exercisable Nil Unexercisable	$168,000 Exercisable Nil Unexercisable

Note:

(1) Based on $0.90 per Common Share which is the closing price of the Company's shares as listed on the OTC BB as at December 31, 2005. Value of unexercised options is based on the difference between market value and exercise price at year end.

No share options were repriced on behalf of the Named Executive Officers during the financial year ended December 31, 2005.

Compensation of Directors

The Board approved in May 2004 a new compensation plan as proposed by the Compensation Committee for non-management Board members and Committee chairs, as follows: a) annual retainer of $8,253, and $4,126 for Board members and Committee chairs respectively, payable in 50% cash and 50% in common stock priced at $0.60 per share for the years 2004-2005; b) 15,000 and 8,000 stock options for Board members, and Committee chairs, respectively; the term of the stock options is for four (4) years and priced at $0.45 per share for years 2004-2006; c) Board and Committee meeting fees – $247 per meeting under two (2) hours and $990 per meeting over two (2) hours, payable in 50% cash and 50% in common stock priced on the last trading day of the respective quarter at the lower of the price on such day or the average of the previous five trading days. Shares when issued with respect to these fees are restricted for a twelve-month period and subject to Rule 144 of the Securities Act of 1933. The Compensation Committee of the Board regularly reviews the appropriateness of Director's compensation. The directors are also reimbursed for out-of-pocket expenses such as reasonable traveling, hotel and other expenses incurred in and about the business of the Company.

Executive officers of the Company who also act as directors of the Company do not receive any additional compensation for services rendered in their capacity as directors, other than as paid by the Company to such executive officers in their capacity as executive officers.

The following directors received options in their capacity as a director during the financial year ended December 31, 2005:

Option Grants During the Most Recently Completed Financial Year

Name of Director	Securities Under Options Granted (#)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Curtin Winsor, Jr. Ph.D.	15,000	0.45	0.54	December 22, 2009
Shing-Cheng Hong	23,000	0.45	0.54	December 22, 2009
Chih-Lin Chu	15,000	0.45	0.54	December 22, 2009
Desmond Radlein, Ph.D.	23,000	0.45	0.54	December 22, 2009

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Company has a Stock Option Plan (the "Plan"), enabling the Company to provide its directors, officers and employees with an opportunity to share in increases in the value of the Company's shares. The Plan is intended to attract and retain the services of directors, officers, employees and consultants to the Company for the benefit of the Company and its shareholders and to provide additional incentive for such directors, officers and employees to continue to work in the best interests of the Company and its shareholders through continuing ownership of its Common Stock. At May 24, 2006, 22,639,120 options were issuable under the Plan and 13,580,533 options were outstanding at exercise prices ranging from $0.20 to $1.50 per Common Share.

In December 1998, the Board approved the adoption of a stock appreciation rights plan (the "SAR Plan") under which the Company can grant SAR's to employees and directors of the Company entitling the holder to receive compensation from the Company based upon the difference in any appreciation in the market value of the Company's Shares of common stock from the bench mark date and current market price of when the SAR is granted by the Company. The SARs vest as the Company achieves stock values as defined in the SAR Plan. The Company has the sole exclusive election to pay the redemption price either in cash, in Shares, or in any combination of the cash and Shares equivalent to the aggregate value of the redemption price. There has been no grant of SARs for the last five years. As at December 31, 2005, 300,000 SARs were outstanding, and held by a former director of the Company, of which 200,000 have vested, having met the first and second vesting provisions of the SAR Plan.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders (the Plan)	13,913,250 options	$0.39	4,575,275 options
Equity compensation plans not approved by securityholders (the SAR Plan)	300,000 SARs	$0.40	Nil
Total	14,213,250	$0.39	4,575,275

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as at the end of the most recently completed financial year or as at the date hereof.

D. Employees

The following table lists the number of employees at the end of the period for each of the past three financial years broken down by geographic location.

	2005	2004	2003
Canada	25	24	16
US	0	0	1
UK	0	0	1
	25	24	18

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the Company's knowledge, it is not directly or indirectly owned or controlled by another corporation or by any foreign government, nor is it aware of any person who owns more than 5% of the Company's common stock (the only outstanding class of the Company's voting securities) except as noted below:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
Cede & Co.[1] Box 20 Bowling Green Station New York, New York, 10274	63,627,590	42.16%
The Canadian Depository for Securities Limited ("CDS")[1] 85 Richmond Street West Toronto, Ontario M5H 2C9	45,883,262	30.40%

(1) Cede & Co. and CDS are brokerage clearing houses and hold shares on behalf of brokerage firms. Management of the Company is unaware of the beneficial ownership of the shares although certain of these figures may include shares of management held in their brokerage accounts.

The above information was supplied by Computershare Trust Company of Canada, the Company's registrar and transfer agent.

Canadian law does not permit disclosure of the beneficial shareholders of a company's voting securities.

Major shareholders do not have different voting rights.

The Company knows of no arrangements which may, at a subsequent date, result in a change of control.

Computershare Trust Company of Canada (Computershare) is the Company's registrar and transfer agent for the Company's shares. Computershare's records as of May 24, 2006 indicate 150,927,262 shares of common stock issued and outstanding as follows:

Residence of Shareholder	Number of Holders	Number of Shares [1]	Percent
Canada	81	55,637,728	36.864%
U.S.A.	208	66,577,360	44.112%
Other	130	28,712,174	19.024%
Total	419	150,927,262	100.00%

[1] Includes the total number of shares held by registered and beneficial shareholders.

B. Related Party Transactions

Consulting fees and share issue costs of $97,395 for the year ended December 31, 2005 have been paid to a shareholder of the Company. Included in the amount above, is $1,113 paid by stock based compensation.

As at December 31, 2005, $82,529 was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. Amount was included in research and development expenses for the year ended December 31, 2005.

Item 8. Financial Information

A. *Consolidated Statements and Other Financial Information*

See Item 17 for the Company's Consolidated Financial Statements for the year ended December 31, 2005.

B. Significant Changes

Operations

The Company focused its efforts during 2005 on the development of its core Fast Pyrolysis technology and the completion of its first commercial scale (100 tpd) BioOil production facility located in West Lorne, Ontario, Canada.

In Canada, the Company's R&D efforts are focused on optimization of its West Lorne 100 tpd plant and on the planning and design of its proposed 200 tpd plant. In Canada, opportunities in British Columbia, Saskatchewan, Nova Scotia continue to be pursued and additional projects were investigated including promising opportunities in Ontario and elsewhere.

Financing Activities

The Company's financing efforts were successful and continued to support the Canadian focused operations of the Company. The Company is continuing to raise equity capital in support of its project development and its ongoing operations.

Item 9. The Offer and Listing

DynaMotive Energy Systems Corporation's Common Shares is traded on the Over the Counter Bulletin Board (OTCBB) under the symbol DYMTF.OB. As at December 31, 2005, the closing market sales price on the OTC BB for the Company's Common Share was $0.90 per share. The following table shows the High and Low sales prices for the securities traded on the NASD OTC Bulletin Board for the five most recent full financial years; two most recent full financial years and any subsequent period for each full financial quarter; and the most recent six months:

Year Ended	High	Low
2001	1.69	0.49
2002	0.67	0.18
2003	0.79	0.14
2004	0.80	0.41
2005	0.95	0.43

Quarter Ended	High	Low
March 31, 2004	0.80	0.51
June 30, 2004	0.67	0.46
September 30, 2004	0.62	0.41
December 31, 2004	0.52	0.46
March 31, 2005	0.66	0.47
June 30, 2005	0.59	0.43
September 30, 2005	0.63	0.48
December 31, 2005	1.00	0.53
March 31, 2006	1.76	0.76

Month Ended	High	Low
December 2005	1.00	0.68
January 2006	0.95	0.76
February 2006	1.10	0.91
March 2006	1.76	1.03
April 2006	1.66	1.50
May 2006	1.59	1.43

The Company has never declared or paid cash dividends on its Common Shares. The Company currently intends to retain its earnings, if any, to provide funds for the operation and expansion of its business and, therefore, does not anticipate declaring or paying cash dividends in the foreseeable future.

Item 10. Additional Information

A. Share capital

In June 2004, the Company changed its authorized capital to an unlimited number of common shares with no par value and an unlimited Class A preferred shares with a par value of $5.00 each, having attached special rights and restrictions. The Notice of Alteration became effective as filed with the British Columbia's Registrar's office on October 28, 2004.

B. Business Corporations Act Memorandum, Amendments and Articles of Incorporation

Notice of Alteration of the Company's Articles of Incorporation to cancel the existing special rights and restrictions attached to the Class "A" Preferred shares and to adopt a new special rights and restrictions attached to the Class "A" Preferred shares as approved at the Company's Special Meeting of Shareholders on November 21, 2005. The Company's Articles was altered to change all of the unissued Class "A" Preferred shares each with a par value of $5.00 into Class "A" Preferred with no par value; to delete the existing Article 26 which sets out the special rights and restrictions attached to the Class"A" Preferred shares; and to add to the Articles of the Company, Article 26, attached as Exhibit 1.5, which will govern the Class "A" Preferred shares and authorizes directors in the future to issue them in series and attach specific rights and restrictions to each such series within the requirements of Article 26.

Notice of Alteration of the Company's Articles of Incorporation to increase the Company's authorized capital to an unlimited number of common shares with no par value and an unlimited Class A preferred shares with a par value of $5.00 each, having attached special rights and restrictions which became effective British Columbia's Registrar's office on October 28, 2004. Please see Exhibit 1.4 for details of the Notice of Alteration.

Previously filed as exhibits to the Company's Quarterly Report on Form 10-QSB dated August 15, 2000 and Form 10-Q dated August 14, 2001. (Commission File No. 0-27524).

C. Material contracts

There have been no material contracts entered into, other than contracts entered into in the ordinary course of business, to which the Company or any member of the group is a party, for the two years immediately preceding publication of this document.

D. Exchange controls

Nil

There are no Canadian laws, decrees or regulations applicable to the Company that restrict the export or import of capital or that affect the remittance of dividends or other payments, if any, to non-resident holders of the Company's Common Shares, other than British Columbia corporate laws which restrict the company from paying dividends where the Company is or as a result of paying the dividend will become insolvent.

E. Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

Material Canadian Federal Income Tax Consequences for United States Residents

The following summarizes the material Canadian federal income tax consequences generally applicable to the holding and disposition of Common Shares by a holder who, (a) for the purposes of the Income Tax Act (Canada) (the "Tax Act"), is not resident in Canada, deals at arm's length with DynaMotive, holds the Common Shares as capital property and does not use or hold the Common Shares in the course of carrying on, or otherwise in connection with, a business in Canada, and (b) for the purposes of the Canada-United States Income Tax Convention, 1980 (the "Treaty"), is a resident solely of the United States, has never been a resident of Canada, has not held or used (and does not hold or use) Common Shares in connection with a permanent establishment or fixed base in Canada, and is entitled to the benefits of the Treaty. A holder meeting all of the foregoing requirements is referred to in this summary as a "U.S. Holder", and this summary only addresses such U.S. Holders. This summary does not apply to traders or dealers in securities, limited liability companies, tax-exempt entities, insurers, financial institutions (including those to which the mark-to-market provisions of the Tax Act apply), or any other U.S. Holder to which special considerations apply.

This summary is based on the current provisions of the Tax Act including all regulations thereunder, the Treaty, all proposed amendments to the Tax Act and the regulations publicly announced by the Minister of Finance to the date hereof, and the current administrative practice of the Canada Revenue Agency. It has been assumed that all currently proposed amendments will be enacted as proposed and that there will be no other relevant change in any governing law, judicial interpretation or administrative practice, although no assurances can be given in these respects. The summary does not take into account Canadian provincial, U.S. federal (which follows further below under the heading "Material United States Tax Consequences"), state or other foreign income tax law or practice. The tax consequences to any particular U.S. Holder will vary according to the status of that holder as an individual, trust, corporation, partnership or other entity, the jurisdictions in which that U.S. Holder is subject to taxation, and generally according to that holder's particular circumstances. Accordingly, this summary is not, and is not to be construed as, Canadian tax advice to any particular U.S. Holder. All holders or prospective holders should consult with their own tax and legal advisors regarding their particular circumstances. The discussion below is qualified accordingly.

Dividends

Dividends paid or credited, or deemed to be paid or credited to a U.S. Holder by DynaMotive will be subject to Canadian withholding tax. Under the Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally limited to 15% of the gross amount of the dividend (or 5% if the U.S. Holder is a corporation and beneficially owns at least 10% of DynaMotive's voting shares). DynaMotive will be required to withhold the applicable withholding tax from any such dividend and remit it to the Canadian government.

Disposition

A U.S. Holder is subject to tax under the Tax Act in respect of a capital gain realized on the disposition or deemed disposition of a Common Share unless the U.S. Holder is entitled to relief under the Treaty. For this purpose, the U.S. Holder's capital gain (or loss) from a disposition or deemed disposition of a Common Share is the amount by which the proceeds of disposition exceed (or are exceeded by) the aggregate of the U.S. Holder's adjusted cost base of the Common Share for purposes of the Tax Act and any reasonable expenses of disposition. Absent Treaty relief, one-half of any capital gain so realized is included in computing the U.S. Holder's income for purposes of the Tax Act.

A qualifying U.S. Holder may generally qualify for relief under the Treaty in respect of such tax on such capital gain if and provided that the value of shares of DynaMotive is not derived principally from real property situated in Canada at the relevant time. Management believes that the value of DynaMotive's common shares is not currently derived principally from real property situated in Canada.

A U.S. Holder wishing to claim any such applicable Treaty relief should consult with the U.S. Holder's own tax advisors regarding the procedure for claiming the relief in a relevant Canadian tax return reporting the disposition or deemed disposition. In addition, notwithstanding any potentially applicable Treaty relief, a disposition or deemed disposition of Common Shares is subject to certain tax clearance certificate and withholding procedures that should also be discussed with the U.S. Holder's own tax advisors in advance of a disposition.

United States Tax Consequences

United States Federal Income Tax Consequences

The following is a discussion of all material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as hereinafter defined) of common shares of DynaMotive. This discussion does not address all potentially relevant federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences. (see "Taxation - Canadian Federal Income Tax Consequences" above). Accordingly, we urge holders and prospective holders of common shares of DynaMotive to consult their own tax advisors about the specific federal, state, local, and foreign tax consequences to them of purchasing, owning and disposing of common shares of DynaMotive, based upon their individual circumstances.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time and which are subject to differing interpretations. This discussion does not consider the potential effects, both adverse and beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. Holders

As used herein, a "U.S. Holder" means a holder of common shares of DynaMotive who is a citizen or individual resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, an estate whose income is taxable in the United States irrespective of source or a trust subject to the primary supervision of a court within the United States and control of a United States fiduciary as described Section 7701(a)(30) of the Code. This summary does not address the tax consequences to, and U.S. Holder does not include, persons subject to specific provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, persons or entities that have a "functional currency" other than the U.S. dollar, shareholders subject to the alternative minimum tax, shareholders who hold common shares as part of a straddle, hedging or conversion transaction, and shareholders who acquired their common shares through the exercise of employee stock options or otherwise as compensation for services. This summary is limited to U.S. Holders who own common shares as capital assets and the summary does not address the consequences to a person or entity holding an interest in a shareholder or the consequences to a person of the ownership, exercise or disposition of any options, warrants or other rights to acquire common shares. In addition, this summary does not address special rules applicable to United States persons (as defined in Section 7701(a)(30) of the Code) holding common shares through a foreign partnership or to foreign persons holding common shares through a domestic partnership.

Distribution on Common Shares of DynaMotive

In general, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common shares of DynaMotive are required to include in gross income for United States federal income tax purposes the gross amount of such distributions, equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that DynaMotive has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of DynaMotive, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common shares and thereafter as gain from the sale or exchange of property. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation.

In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss. However, an individual whose realized gain does not exceed $200 will not recognize that gain, provided that there are no expenses associated with the transaction that meet the requirements for deductibility as a trade or business expense (other than travel expenses in connection with a business trip) or as an expense for the production of income.

Dividends paid on the common shares of DynaMotive generally will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation and which owns shares representing at least 10% of the voting power and value of DynaMotive may, under certain circumstances, be entitled to a 70% (or 80% if the U.S. Holder owns shares representing at least 20% of the voting power and value of DynaMotive) deduction of the United States source portion of dividends received from DynaMotive (unless DynaMotive qualifies as a "foreign personal holding company" or a "passive foreign investment company," as defined below). DynaMotive does not anticipate that it will earn any United States income, however, and therefore does not anticipate that any U.S. Holder will be eligible for the dividends received deduction.

Under current Treasury Regulations, dividends paid on DynaMotive's common shares, if any, generally will not be subject to information reporting and generally will not be subject to U.S. backup withholding tax. However, dividends and the proceeds from a sale of DynaMotive's common shares paid in the U.S. through a U.S. or U.S. related paying agent (including a broker) will be subject to U.S. information reporting requirements and may also be subject to the 31% U.S. backup withholding tax, unless the paying agent is furnished with a duly completed and signed Form W-9. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a refund or a credit against the U.S. Holder's U.S. federal income tax liability, provided the required information is furnished to the IRS.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common shares of DynaMotive may be entitled, at the option of the U.S. Holder, to either receive a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and generally applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. In addition, this limitation is calculated separately with respect to specific classes of income such as "passive income, " "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. Dividends distributed by DynaMotive will generally constitute "passive income" or, in the case of certain U.S. Holders, "financial services income" for these purposes. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific, and U.S. Holders of common shares of DynaMotive should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares of DynaMotive

In general, U.S. Holders will recognize gain or loss upon the sale of common shares of DynaMotive equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the shareholder's tax basis in the common shares of DynaMotive. Preferential tax rates apply to long-term capital gains of U.S. Holders which are individuals, estates or trusts. In general, gain or loss on the sale of common shares of DynaMotive will be long-term capital gain or loss if the common shares are a capital asset in the hands of the U.S. Holder and are held for more than one year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders which are not corporations, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted.

For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

Set forth below are certain material exceptions to the above-described general rules describing the United States federal income tax consequences resulting from the holding and disposition of common shares:

Foreign Personal Holding Company

If at any time during a taxable year more than 50% of the total combined voting power or the total value of DynaMotive's outstanding shares is owned, directly or indirectly (pursuant to applicable rules of constructive ownership), by five or fewer individuals who are citizens or residents of the United States and 60% or more of DynaMotive's gross income for such year is derived from certain passive sources (e.g., from certain interest and dividends), DynaMotive may be treated as a "foreign personal holding company." In that event, U.S. Holders that hold common shares would be required to include in gross income for such year their allocable portions of such passive income to the extent DynaMotive does not actually distribute such income. DynaMotive does not believe that it currently qualifies as a foreign personal holding company. However, there can be no assurance that DynaMotive will not be considered a foreign personal holding company for the current or any future taxable year.

Foreign Investment Company

If 50% or more of the combined voting power or total value of DynaMotive's outstanding shares is held, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and DynaMotive is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that DynaMotive may be treated as a "foreign investment company" as defined in Section 1246 of the Code, causing all or part of any gain realized by a U.S. Holder selling or exchanging common shares to be treated as ordinary income rather than capital gain. DynaMotive does not believe that it currently qualifies as a foreign investment company. However, there can be no assurance that DynaMotive will not be considered a foreign investment company for the current or any future taxable year.

Passive Foreign Investment Company

United States income tax law contains rules governing "passive foreign investment companies" ("PFIC") which can have significant tax effects on U.S. Holders of foreign corporations. These rules do not apply to non-U.S. Holders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States if, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the corporation is not publicly traded and either is a controlled foreign corporation or makes an election, by adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. DynaMotive appears to have been a PFIC for the fiscal year ended December 31,` 2003, and at least certain prior fiscal years. In addition, DynaMotive expects to qualify as a PFIC for the fiscal year ending December 31, 2004 and may also qualify as a PFIC in future fiscal years. Each U.S. Holder of DynaMotive is urged to consult a tax advisor with respect to how the PFIC rules affect such U.S. Holder's tax situation.

Each U.S. Holder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to United States federal income taxation under one of three alternative tax regimes at the election of such U.S. Holder. The following is a discussion of such alternative tax regimes applied to such U.S. Holders of DynaMotive. In addition, special rules apply if a foreign corporation qualifies as both a PFIC and a "controlled foreign corporation" (as defined below) and a U.S. Holder owns, actually or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of such foreign corporation (See more detailed discussion at "Controlled Foreign Corporation" below).

A U.S. Holder who elects to treat DynaMotive as a qualified electing fund ("QEF") will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year to which the election applies in which DynaMotive qualifies as a PFIC on his pro rata share of DynaMotive's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain, and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income, in each case, for the shareholder's taxable year in which (or with which) DynaMotive's taxable year ends, regardless of whether such amounts are actually distributed. A U.S. Holder's tax basis in the common shares will be increased by any such amount that is included in income but not distributed.

The procedure a U.S. Holder must comply with in making an effective QEF election, and the consequences of such election, will depend on whether the year of the election is the first year in the U.S. Holder's holding period in which DynaMotive is a PFIC. If the U.S. Holder makes a QEF election in such first year, i.e., a "timely" QEF election, then the U.S. Holder may make the QEF election by simply filing the appropriate documents at the time the U.S. Holder files his tax return for such first year. If, however, DynaMotive qualified as a PFIC in a prior year during the U.S. Holder's holding period, then, in order to avoid the Section 1291 rules discussed below, in addition to filing documents, the U.S. Holder must elect to recognize under the rules of Section 1291 of the Code (discussed herein), (i) any gain that he would otherwise recognize if the U.S. Holder sold his stock on the qualification date or (ii) if DynaMotive is a controlled foreign corporation, the U.S. Holder's pro rata share of DynaMotive's post-1986 earnings and profits as of the qualification date. The qualification date is the first day of DynaMotive's first tax year in which DynaMotive qualified as a QEF with respect to such U.S. Holder. For purposes of this discussion, a U.S. Holder who makes (i) a timely QEF election, or (ii) an untimely QEF election and either of the above-described gain-recognition elections under Section 1291 is referred to herein as an "Electing U.S. Holder." A U.S. Holder who holds common shares at any time during a year of DynaMotive in which DynaMotive is a PFIC and who is not an Electing U.S. Holder (including a U.S. Holder who makes an untimely QEF election and makes neither of the above-described gain-recognition elections) is referred to herein as a "Non-Electing U.S. Holder." An Electing U.S. Holder (i) generally treats any gain realized on the disposition of his DynaMotive common shares as capital gain; and (ii) may either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of DynaMotive's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the U.S. Holder is not a corporation, any interest charge imposed under the PFIC regime would be treated as "personal interest" that is not deductible.

In order for a U.S. Holder to make (or maintain) a valid QEF election, DynaMotive must provide certain information regarding its net capital gains and ordinary earnings and permit its books and records to be examined to verify such information. DynaMotive intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to DynaMotive. DynaMotive urges each U.S. Holder to consult a tax advisor regarding the availability of, and procedure for making, the QEF election.

A QEF election, once made with respect to DynaMotive, applies to the tax year for which it was made and to all subsequent tax years, unless the election is invalidated or terminated, or the IRS consents to revocation of the election. If a QEF election is made by a U.S. Holder and DynaMotive ceases to qualify as a PFIC in a subsequent tax year, the QEF election will remain in effect, although not applicable, during those tax years in which DynaMotive does not qualify as a PFIC. Therefore, if DynaMotive again qualifies as a PFIC in a subsequent tax year, the QEF election will be effective and the U.S. Holder will be subject to the rules described above for Electing U.S. Holders in such tax year and any subsequent tax years in which DynaMotive qualifies as a PFIC. In addition, the QEF election remains in effect, although not applicable, with respect to an Electing U.S. Holder even after such U.S. Holder disposes of all of his or its direct and indirect interest in the shares of DynaMotive. Therefore, if such U.S. Holder reacquires an interest in DynaMotive, that U.S. Holder will be subject to the rules described above for Electing U.S. Holders for each tax year in which DynaMotive qualifies as a PFIC.

In the case of a Non-Electing U.S. Holder, special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reasons of a pledge) of his DynaMotive common shares and (ii) certain "excess distributions," as defined in Section 1291(b), by DynaMotive.

A Non-Electing U.S. Holder generally would be required to pro rate all gains realized on the disposition of his DynaMotive common shares and all excess distributions on his DynaMotive common shares over the entire holding period for the common shares. All gains or excess distributions allocated to prior years of the U.S. Holder (excluding any portion of the holder's period prior to the first day of the first year of DynaMotive (i) which began after December 31, 1986, and (ii) for which DynaMotive was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-Electing U.S. Holder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-Electing U.S. Holder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is wholly non-deductible. The balance, if any, of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance. In certain circumstances, the sum of the tax and the PFIC interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the U.S. Holder.

If DynaMotive is a PFIC for any taxable year during which a Non-Electing U.S. Holder holds DynaMotive common shares, then DynaMotive will continue to be treated as a PFIC with respect to such DynaMotive common shares, even if it is no longer definitionally a PFIC. A Non-Electing U.S. Holder may terminate this deemed PFIC status by electing to recognize gain (which will be taxed under the rules discussed above for Non-Electing U.S. Holders) as if such DynaMotive common shares had been sold on the last day of the last taxable year for which it was a PFIC.

Effective for tax years of U.S. Holders beginning after December 31, 1997, U.S. Holders who hold (actually or constructively) marketable stock of a foreign corporation that qualifies as a PFIC may elect to mark such stock to the market annually (a "mark-to-market election"). If such an election is made, such U.S. Holder will generally not be subject to the special taxation rules of Section 1291 discussed above. However, if the mark-to-market election is made by a Non-Electing U.S. Holder after the beginning of the holding period for the PFIC stock, then the Section 1291 rules will apply to certain dispositions of, distributions on and other amounts taxable with respect to DynaMotive common shares. A U.S. Holder who makes the mark-to-market election will include in income for each taxable year for which the election is in effect an amount equal to the excess, if any, of the fair market value of the common shares of DynaMotive as of the close of such tax year over such U.S. Holder's adjusted basis in such common shares. In addition, the U.S. Holder is allowed a deduction for the lesser of (i) the excess, if any, of such U.S. Holder's adjusted tax basis in the common shares over the fair market value of such shares as of the close of the tax year, or (ii) the excess, if any, of (A) the mark-to-market gains for the common shares in DynaMotive included by such U.S. Holder for prior tax years, including any amount which would have been treated as a mark-to-market gain for any prior tax year but for the Section 1291 rules discussed above with respect to Non-Electing U.S. Holders, over (B) the mark-to-market losses for shares that were allowed as deductions for prior tax years. A U.S. Holder's adjusted tax basis in the common shares of DynaMotive will be adjusted to reflect the amount included in or deducted from income as a result of a mark-to-market election. A mark-to-market election applies to the taxable year in which the election is made and to each subsequent taxable year, unless DynaMotive common shares cease to be marketable, as specifically defined, or the IRS consents to revocation of the election. Because the IRS has not established procedures for making a mark-to-market election, U.S. Holders should consult their tax advisor regarding the manner of making such an election. No view is expressed regarding whether common shares of DynaMotive are marketable for these purposes or whether the election will be available.

Under Section 1291(f) of the Code, the IRS has issued Proposed Treasury Regulations that, subject to certain exceptions, would treat as taxable certain transfers of PFIC stock by Non-Electing U.S. Holders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. Generally, in such cases the basis of DynaMotive common shares in the hands of the transferee and the basis of any property received in the exchange for those common shares would be increased by the amount of gain recognized. Under the Proposed Treasury Regulations, an Electing U.S. Holder would not be taxed on certain transfers of PFIC stock, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death. The transferee's basis in this case will depend on the manner of the transfer. In the case of a transfer by an Electing U.S. Holder upon death, for example, the transferee's basis is generally equal to the fair market value of the Electing U.S. Holder's common shares as of the date of death under Section 1014 of the Code. The specific tax effect to the U.S. Holder and the transferee may vary based on the manner in which the common shares are transferred. Each U.S. Holder of DynaMotive is urged to consult a tax advisor with respect to how the PFIC rules affect his or its tax situation.

Whether or not a U.S. Holder makes a timely QEF election with respect to common shares of DynaMotive, certain adverse rules may apply in the event that both DynaMotive and any foreign corporation in which DynaMotive directly or indirectly holds shares is a PFIC (a "lower-tier PFIC"). Pursuant to certain Proposed Treasury Regulations, a U.S. Holder would be treated as owning his or its proportionate amount of any lower-tier PFIC shares, and generally would be subject to the PFIC rules with respect to such indirectly-held PFIC shares unless such U.S. Holder makes a timely QEF election with respect thereto. DynaMotive intends to make the necessary information available to U.S. Holders to permit them to make (and maintain) QEF elections with respect to each subsidiary of DynaMotive that is a PFIC.

Under the Proposed Treasury Regulations, a U.S. Holder who does not make a timely QEF election with respect to a lower-tier PFIC generally would be subject to tax (and the PFIC interest charge) on (i) any excess distribution deemed to have been received with respect to his or its lower-tier PFIC shares and (ii) any gain deemed to arise from a so-called "indirect disposition" of such shares. For this purpose, an indirect disposition of lower-tier PFIC shares would generally include (i) a disposition by DynaMotive (or an intermediate entity) of lower-tier PFIC shares, and (ii) any other transaction resulting in a diminution of the U.S. Holder's proportionate ownership of the lower-tier PFIC, including an issuance of additional common shares by DynaMotive (or an intermediate entity). Accordingly, each prospective U.S. Holder should be aware that he or it could be subject to tax even if such U.S. Holder receives no distributions from DynaMotive and does not dispose of its common shares. DynaMotive strongly urges each prospective U.S. Holder to consult a tax advisor with respect to the adverse rules applicable, under the Proposed Treasury Regulations, to U.S. Holders of lower-tier PFIC shares.

Certain special, generally adverse, rules will apply with respect to DynaMotive common shares while DynaMotive is a PFIC unless the U.S. Holder makes a timely QEF election. For example under Section 1298(b)(6) of the Code, a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such shares.

Controlled Foreign Corporation

If more than 50% of the total combined voting power of all classes of shares entitled to vote or the total value of the shares of DynaMotive is owned, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporation, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), each of which own, actually or constructively, 10% or more of the total combined voting power of all classes of shares entitled to vote of DynaMotive ("United States Shareholder"), DynaMotive could be treated as a controlled foreign corporation ("CFC") under Subpart F of the Code. This classification would effect many complex results, one of which is the inclusion of certain income of a CFC which is subject to current U.S. tax. The United States generally taxes United States Shareholders of a CFC currently on their pro rata shares of the Subpart F income of the CFC. Such United States Shareholders are generally treated as having received a current distribution out of the CFC's Subpart F income and are also subject to current U.S. tax on their pro rata shares of increases in the CFC's earnings invested in U.S. property. The foreign tax credit described above may reduce the U.S. tax on these amounts. In addition, under Section 1248 of the Code, gain from the sale or exchange of shares by a U.S. Holder of common shares of DynaMotive which is or was a United States Shareholder at any time during the five-year period ending on the date of the sale or exchange is treated as ordinary income to the extent of earnings and profits of DynaMotive attributable to the shares sold or exchanged. If a foreign corporation is both a PFIC and a CFC, the foreign corporation generally will not be treated as a PFIC with respect to United States Shareholders of the CFC. This rule generally will be effective for taxable years of United States Shareholders beginning after 1997 and for taxable years of foreign corporations ending with or within such taxable years of United States Shareholders. Special rules apply to United States Shareholders who are subject to the special taxation rules under Section 1291 discussed above with respect to a PFIC. Because of the complexity of Subpart F, a more detailed review of these rules is outside of the scope of this discussion. DynaMotive does not believe that it currently qualifies as a CFC. However, there can be no assurance that DynaMotive will not be considered a CFC for the current or any future taxable year.

F. Dividends and paying agents

Not applicable.

G. Statements by experts

Not applicable.

H. Documents on display

Documents and exhibits referred to in this document may be inspected at the offices of the Securities and Exchange Commission or obtained from the Company by telephoning (604) 267-6013 or in writing at Suite 230 – 1700 West 75th Avenue, Vancouver, BC, V6P 6G2.

I. Subsidiary Information

The Company operates the Erie Plant through a principal subsidiary which is a Canadian registered limited partnership ("LP"). The Company holds all the equity and controls all aspects of the LP. A copy of the LP agreement is part of the Consortium master Agreement filed as Exhibit 4.6.

The Company's other subsidiaries were not active in 2005 and are not material to Company at this time although if the agreements with Consensus Business Group are completed based upon the Heads of Agreement (see Exhibits) the Company will have additional material subsidiaries later in 2005 and in years following.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to financial market risks, including changes in interest rates and foreign currencies.

FOREIGN CURRENCY RISK

The Company has operations in primarily in Canada with some limited activities in the U.S. and the United Kingdom, and therefore the Company is subject to some risks typical of an international business including, but not limited to, differing economic conditions, changes in political climate, differing tax structures, other regulations and restrictions and foreign exchange rate volatility.

The Company can be adversely affected when the Canadian currency appreciates. Management has the ability, to some extent, to time the exchange and enter into forward exchange contracts in an attempt to mitigate such risk. The Company's financial statements are reported in U.S. currency. The extent of the Company's exposure depends on the degree of fluctuation in foreign currencies. Due to the nature of foreign currency exchange, the exact exposure is difficult to estimate.

The Company's sales, corresponding receivables and the majority of its expenses are in Canadian and U.S. dollars. The Company holds cash in U.S., Canadian and U.K. funds, and exchanges from U.S. currency to Canadian and U.K. currency as necessary. Through operations in Canada and the U.S., the Company incurs research and development and administrative expenses in Canadian dollars and U.S. dollars and potentially other foreign currencies. The Company is exposed, in the normal course of business, to foreign currency risks on any non-Canadian dollar expenditures. The Company has evaluated its exposure to these risks and has determined that the only significant foreign currency exposure at this time is to the U.S. dollar, through receipt of proceeds of U.S. dollar denominated share offerings. At this time, the Company does not believe the exposure to other currency fluctuations is material.

INTEREST RATE RISK

The Company invests its cash in a variety of short-term financial instruments, including bank deposits. These deposits are typically denominated in U.S. and Canadian dollars. Cash balances in other foreign currencies are operating balances and are only invested in demand or short-term deposits of the local operating bank.

Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted because of a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, the Company's future investment income may fall short of expectations because of changes in interest rates or we may suffer losses in principal if forced to sell securities which have seen a decline in market value because of changes in interest rates.

The Company's investments are made in accordance with an investment policy approved by our Board of Directors. Under this policy, all short-term investments must be made in investment grade securities with original maturities of less than one year at the time of acquisition.

The Company does not attempt to reduce or eliminate its investment exposure to interest rate risk through the use of derivative financial instruments due to the short-term nature of the Company's investments. Based on a sensitivity analysis performed on the balances as of December 31, 2005, the fair value of short term investments would not be significantly impacted by either a 100 basis point increase or decrease in interest rates. The Company has no bank loans outstanding.

Item 12. Description Of Securities Other Than Equity Securities

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable.

Item 14. Material Modifications To The Right Of Security Holders and Use Of Proceeds

Not applicable.

Item 15. Controls And Procedures

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), we carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2005 being the date of our most recently completed fiscal year. This evaluation was carried out under the supervision and with the participation of our chief executive officer, and our chief financial officer. Based upon that evaluation, our chief executive officer and our chief financial officer concluded that our disclosure controls and procedures are effective in timely alerting management to material information relating to us required to be included in our periodic SEC filings.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to management, including our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.

During our most recently completed fiscal year ended December 31, 2005, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The term "internal control over financial reporting" is defined as a process designed by, or under the supervision of, the registrant's principal executive and principal financial officers, or persons performing similar functions, and effected by the registrant's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the registrant;

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the registrant are being made only in accordance with authorizations of management and directors of the registrant; and

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the registrant's assets that could have a material effect on the financial statements.

Item 16. [Reserved]

ITEM 16A. Audit committee financial expert

Our board of directors has determined that Mr. Shing-Cheng Hong is the committee financial expert on our audit committee. For details on his professional career see "Item 6. Directors, Senior Management and Employees".

ITEM 16B Code of Ethics

The Company has adopted a code of ethics which requires all employees to acknowledge a responsibility for honest, fair and respectful dealings between the Company and its employees, customers and suppliers. The Code requires observance of high standards of respect for the laws applicable to the Company's business activities and precludes offering or accepting any benefit from a customer or supplier which could be construed as an improper inducement to do business. The Company's insiders acknowledge their responsibility for careful compliance with corporate disclosure and securities trading laws. The Code is available for review on the Company's website and forms part of the Exhibits (see Corporate Governance Manual).

ITEM 16C Principal accountant fees and services

A summary of accountant fees and services are provided in a table below:

	Total Fees	
	2005	2004
Audit Fees [1]	111,414	106,497
Audit-Related Fees [2]	9,807	—
Tax Fees [3]	—	551
All Other Fees [4]	—	—
Total	121,221	107,048

(1) Audit fee in 2005 is an estimated number. Audit fee in 2004 is the aggregate fees billed by our external auditors for the audit of our annual consolidated financial statements and services that are normally provided by external auditors in connection with statutory and regulatory filings.

(2) Audit-related fees in 2005 and 2004 include fees related to services that are reasonably related to the performance of the audit or review of our financial statements but not included under "Audit Fees".

(3) Tax fees in 2005 and 2004 include fees related to services for tax compliance and tax planning.

(4) All other fees include miscellaneous financial advises other than above categories.

Part III

Item 17. Financial Statements

Financial Statements required under this item are filed herewith and attached to this Form 20-F and form part of this Annual Report.

Index to Financial Statements

Auditors' Report
Comments by Auditors for U.S. Readers on Canada-United States Reporting
      Difference
Consolidated Balance Sheets as at
      December 31, 2005 and December 31, 2004
Consolidated Statements of Loss for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Consolidated Statements of Deficit for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Consolidated Statements of Cash Flows for the years ended
      December 31, 2005, December 31, 2004 and December 31, 2003
Notes to Consolidated Financial Statements

Consolidated Financial Statements (in U.S. dollars)

DynaMotive Energy Systems Corporation

December 31, 2005 and 2004



BDO Dunwoody LLP
Chartered Accountants

600 Cathedral Place
925 West Georgia Street
Vancouver, BC, Canada V6C 3L2
Telephone: (604) 688-5421
Telefax: (604) 688-5132
E-mail: vancouver@bdo.ca
www.bdo.ca

AUDITORS' REPORT

To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated balance sheets of DynaMotive Energy Systems Corporation as at December 31, 2005 and 2004 and the consolidated statements of loss, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and December 31, 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

The comparative figures for 2003 were reported upon by other auditors. Their report covered the year ended December 31, 2003, contained no reservations and was dated April 16, 2004.

On March 24, 2006, we reported separately to the shareholders of DynaMotive Energy Systems Corporation on financial statements for the same period prepared in accordance with the Canadian generally accepted accounting principles, excluding Note 19, Reconciliation of General Accepted Accounting Principles, included in the accompanying financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 24, 2006.



BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants	925 West Georgia Street
	Vancouver, BC, Canada V6C 3L2
	Telephone: (604) 688-5421
	Telefax: (604) 688-5132
	E-mail: vancouver@bdo.ca
	www.bdo.ca

Comments by Auditors for U.S. Readers
on Canada-United States Reporting Difference

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated March 24, 2006 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the auditors' report when these are adequately disclosed in the financial statements.

/s/ BDO Dunwoody LLP

Chartered Accountants

Vancouver, Canada,
March 24, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
DynaMotive Energy Systems Corporation

We have audited the consolidated statements of loss, deficit and cash flows of DynaMotive Energy Systems Corporation for the year ended December 31, 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada,	/s/Ernst & Young LLP
April 16, 2004.	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada-United States Reporting Difference

United States reporting standards for auditors require the addition of an explanatory paragraph when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Although we conducted our audit in accordance with both Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), our report to the shareholders dated April 16, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such conditions and events in the report of independent registered public accounting firm when these are adequately disclosed in the financial statements.

Vancouver, Canada,	/s/Ernst & Young LLP
April 16, 2004.	Chartered Accountants

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia, Canada

CONSOLIDATED BALANCE SHEETS
As at December 31 (in U.S. dollars)

	2005 $	2004 $
ASSETS		
Current		
Cash and cash equivalents	1,428,468	136,971
Restricted Cash *[note 9]*	172,813	—
Receivables	40,326	230,280
Government grants receivable *[note 16]*	627,582	236,548
Prepaid expenses and deposits	235,127	177,967
Total current assets	2,504,316	781,766
Property, plant and equipment *[note 5]*	14,199,148	12,154,153
Patents *[note 6]*	259,109	262,779
	16,962,573	13,198,698
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term loans *[note 7]*	—	42,331
Accounts payable and accrued liabilities *[note 8]*	7,314,856	7,635,494
Convertible debenture *[note 9]*	546,461	—
Project advance *[note 18]*	—	166,003
Total current liabilities	7,861,317	7,843,828
Convertible debenture *[note 9]*	—	307,463
Long-term debt *[note 10]*	808,848	760,209
Total liabilities	8,670,165	8,911,500
Commitments and contingencies *[note 1, 12, and 16]*		
Shareholders' Equity		
Share capital *[note 11(b)]*	51,849,476	39,866,465
Shares to be issued *[note 11(c)]*	2,677,832	2,340,894
Contributed surplus *[note 11(h)]*	13,047,158	9,584,266
Cumulative translation adjustment	(434,661)	(654,374)
Deficit	(58,847,397)	(46,850,053)
Total shareholders' equity	8,292,408	4,287,198
	16,962,573	13,198,698

See accompanying notes

On behalf of the Board:

"Richard Lin"   "Andrew Kingston"
Director   Director

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF LOSS
For the Year Ended December 31 (in U.S. dollars)

	2005 $	2004 $	2003 $
EXPENSES			
Amortization and depreciation	**148,556**	130,912	125,580
Interest expense *[note 11(i)]*	**1,445,918**	151,758	320,643
Marketing *[note 11(i)]*	**496,297**	283,322	155,914
Office supplies, telephone and insurance	**467,854**	328,286	300,751
Professional fees *[note 11(i)]*	**1,533,546**	1,010,802	954,223
Rent	**175,294**	107,804	109,653
Research and development *[notes 11(i) and 16]*	**2,435,635**	2,690,405	512,981
General and administrative salaries and benefits *[note 11(i)]*	**5,152,851**	5,267,756	2,693,430
Foreign exchange gain	**(33,677)**	(53,156)	(177,551)
	11,822,274	(9,917,889)	4,995,624
Loss from operations	**(11,822,274)**	(9,917,889)	(4,995,624)
OTHER REVENUE AND EXPENSES			
Interest and other income	**5,614**	8,766	73,974
Gain/(Loss) on asset disposals	**19,773**	(7,092)	—
Loss on write-down of long-term assets *[notes 5 and 6]*	**(200,457)**	—	—
	(175,070)	1,674	73,974
Loss from continuing operations	**(11,997,344)**	(9,916,215)	(4,921,650)
Loss from discontinued operations *[note 4(a)]*	**—**	—	(63,031)
Loss for the year	**(11,997,344)**	(9,916,215)	(4,984,681)
Weighted average number of common shares outstanding *[note 11[j]]*	**108,009,185**	80,979,299	56,617,490
Basic and diluted loss per common share			
Continuing operations *[note 11[j]]*	**(0.11)**	(0.12)	(0.09)
Discontinued operations *[note 11[j]]*	**—**	—	(0.00)
Loss per share	**(0.11)**	(0.12)	(0.09)

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF DEFICIT

As at December 31 (in U.S. dollars)

	2005 $	2004 $	2003 $
Deficit, beginning of year	**(46,850,053)**	(36,136,236)	(31,151,555)
Effect of change in accounting policy *[note 3]*	—	(797,602)	—
Deficit, beginning of year restated	**(46,850,053)**	(36,933,838)	(31,151,555)
Loss for the year	**(11,997,344)**	(9,916,215)	(4,984,681)
Deficit, end of year	**(58,847,397)**	(46,850,053)	(36,136,236)

See accompanying notes

DynaMotive Energy Systems Corporation
Incorporated under the laws of British Columbia

CONSOLIDATED STATEMENTS OF CASH FLOWS
As at December 31 (in U.S. dollars)

	2005 **$**	2004 $	2003 $
OPERATING ACTIVITIES			
Loss for the year	**(11,997,344)**	(9,916,215)	(4,984,681)
Add items not involving cash:			
Amortization and depreciation	**148,556**	130,912	125,580
Accretion expense *[note 9 and 10]*	**1,068,192**	—	—
Interest expense non-cash	**67,970**	97,200	239,245
(Gain) Loss on disposition of asset	**(19,773)**	7,092	—
Loss on write-down of property, plant and equipment	**200,457**	—	—
Stock based compensation *[note 11(i)]*	**3,697,057**	4,730,604	2,427,857
Foreign exchange gain and other items	**(33,677)**	(20,484)	(177,551)
Net change in non-cash working capital balances related to operations *[note 15]*	**133,833**	2,087,156	199,795
Cash used in operating activities	**(6,734,729)**	(2,883,735)	(2,169,755)
FINANCING ACTIVITIES			
Decrease in bank indebtedness	—	—	(158,539)
Proceeds from convertible debenture	**1,825,000**	830,013	—
Proceeds from long-term debt	—	816,727	—
Proceeds from short term loan	—	42,331	265,000
Repayment of short term loan	**(42,331)**	—	(265,000)
Increase in project advance	—	—	154,488
(Increase) decrease in government grant receivables	**(368,712)**	509,879	(572,460)
Share capital issued	**6,398,254**	4,857,699	2,321,852
Shares to be issued	**1,957,000**	1,636,408	1,476,012
Cash provided by financing activities	**9,769,211**	8,693,057	3,221,353
INVESTING ACTIVITIES			
Increase in other long-term assets	—	—	(32,673)
Increase in patent costs	**(22,181)**	(19,989)	(6,479)
Purchase of property, plant and equipment (net of government grants)	**(1,580,195)**	(5,804,656)	(491,057)
Increase in restricted cash	**(172,813)**	—	—
Cash used in investing activities	**(1,775,189)**	(5,824,645)	(530,209)
Increase (decrease) in cash and cash equivalents from operations	**1,259,293**	(15,323)	521,389
Effects of foreign exchange rate changes on cash	**32,204**	(131,220)	(262,968)
Increase (decrease) in cash and cash equivalents during year	**1,291,497**	(146,543)	258,421
Cash and cash equivalents, beginning of year	**136,971**	283,514	25,093
Cash and cash equivalents, end of year	**1,428,468**	136,971	283,514

Supplemental cash flow information [notes 11(i) and 15]
See accompanying notes

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

1. NATURE OF BUSINESS AND FUTURE OPERATIONS

DynaMotive Energy Systems Corporation ("the Company" or "Dynamotive") was incorporated on April 11, 1991 under the laws of the Province of British Columbia. DynaMotive is focused on the development of innovative energy solutions based on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future. As at December 31, 2005, the Company has a working capital deficiency of $5,357,001 (2004 - $7,062,062), and has incurred a loss of $11,997,344 (2004 - $9,916,215) for the year ended December 31, 2005.

The ability of the Company to continue as a going concern is in substantial doubt and is dependent on achieving profitable operations, commercializing its BioOil production technology and obtaining the necessary financing in order to develop this technology. The outcome of these matters cannot be predicted at this time. The Company's future operations are dependent on the market's acceptance of its products in order to ultimately generate future profitable operations, and the Company's ability to secure sufficient financing to fund future operations. There can be no assurance that the Company's products will be able to secure market acceptance. Management plans to raise additional equity financing to enable the company to complete its development plans. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Subsequent to the year end, during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,680,459, inclusive of $1,615,000 received as at December 31, 2005, relating to a private placement commencing during the forth quarter of 2005. In addition during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants. Management is of the opinion that this and expected future financing along with expected sales will provide sufficient working capital to meet the Company's liabilities and commitments as they become due.

2. SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles.

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (CON'D)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; and DynaMotive Canada Inc., federally incorporated under the laws of Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation LP formed under the laws of Ontario and has accounted for its proportionate share of the partnership.

The consolidated financial statements include the results of operations of Border Biofuels Limited ("BBL") as discontinued operations [note 4].

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Foreign currency translation

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the transaction or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the period. Gains and losses resulting from this process are recorded in shareholders' equity as an adjustment to the cumulative translation adjustment account.

Revenue recognition

[a] Revenue from the sale of products is recognized upon shipment of the product and when the risk and reward of ownership has been transferred to the customer, provided that the amount is fixed or determinable and collection is reasonably assured.
[b] Revenue from services contracts is recognized when the services are provided and when the amount is reasonably determinable and collectible.
[c] Royalty revenue is recognized when the Company has earned the right to collect payment pursuant to the terms of the relevant agreement and when the amount is reasonably determinable and collectible.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Government assistance and investment tax credits

Government assistance towards current expenses is included in the determination of income for the period as a reduction of the expenses to which it relates. Amounts received for future expenditures are recorded as a current liability. Government assistance towards the acquisition and construction of property, plant and equipment is deducted from the cost of the related property, plant and equipment. Government assistance is recorded when the Company has incurred the qualifying expenditure and there is reasonable assurance the receipts will be recovered.

Repayment of contribution is contingent solely upon the Company's ability to generate revenue from the sale of specified products or technology. Accordingly, liability of repayment will only be accrued when sales of the products or technology have been generated.

Investment tax credits are accounted for under the cost reduction method whereby they are netted against the expense or capital asset to which they relate. Investment tax credits are recorded when the Company has incurred the qualifying expenditures and there is reasonable assurance the tax credits will be realized. As at December 31, 2005 and 2004, no investment tax credits have been recorded.

Research and development costs

Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes the development project meets Canadian generally accepted accounting criteria for deferral and amortization. In evaluating these criteria the Company considers technological feasibility to be established only when a product demonstrates it operates under conditions which are acceptable to target customers. If management determines that the development of products to which such costs have been capitalized is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations.

Patents

Patents are recorded at cost, including related legal costs, and are amortized on a straight-line basis over the lesser of the estimated useful life of the related technology and the life of the patent. If management determines that development of products to which patent costs relate is not reasonably certain, or that costs exceed recoverable value, such costs are charged to operations. Due to the long-term nature of estimates inherent in determining future cash flows, it is possible that the future cash flows or the estimated useful life of such assets could be reduced in the future.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Property, plant and equipment

Property, plant and equipment are recorded at cost, net of government assistance, and amortized using the following methods and annual rates:

Furniture and fixtures	20% declining balance
Computer equipment	30% declining balance
Computer software	100% declining balance
Equipment	20% declining balance
Leasehold improvements	Straight line over the term of the lease (which approximates its estimated life)
Motor vehicles	50% the first year and 25% thereafter declining balance

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its property, plant and equipment. When the carrying value of property, plant and equipment is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the capital asset to its fair value.

Projects under development

The Company expenses all preliminary stage costs incurred with respect to a potential capital project, including costs related to the consideration of alternatives, feasibility studies, and activities occurring prior to the decision to proceed with the project until the capital project meets the Company's capitalization policy and is considered a project under development. The Company begins to capitalize costs for projects under development when it has determined that it is more likely than not that the financing for the capital project is available and it is more likely than not that the Company will be able to meet the requisite local and other governmental regulations to develop the capital project.

For those capital projects that meet the Company's capitalization policy, the Company capitalizes incremental costs that are directly identifiable with the specific capital project until the capital project is substantially complete and ready for its intended use. Financing costs, including interest, are capitalized when they arise from indebtedness incurred, directly or indirectly, to finance the construction of the capital project. Capitalization of financing costs will cease when a capital project is considered to be substantially complete and ready for its intended use.

Annually, or whenever events and circumstances indicate that the carrying value of the assets might be impaired and the carrying value may not be recoverable, the Company performs evaluations to assess the recoverability of its projects under development. When the carrying value of projects under development is determined to exceed its recoverable amount, an impairment loss is recorded to reduce the carrying value of the projects under development to its fair value.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Income taxes

The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the periods in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the substantial enactment date. Future income tax assets are recorded in the consolidated financial statements if realization is considered more likely than not. A valuation allowance is recorded to reduce future income tax assets recognized by the amount of any future income tax benefits that, based on available evidence, are not expected to be realized.

Stock based compensation

The Company has two stock based compensation plans - a stock appreciation rights ("SA Rights") plan and a stock option plan for directors and employees, which are described in note 11. Under the terms of the stock option plan the Company may grant fixed options or options whose vesting is contingent on future performance. Compensation is recognized under the fair value based method when fixed or performance based stock options are granted to employees and directors. Compensation is recognized using the fair value based method for SA Rights when the performance criteria have been met and amortized over the service period.

In addition, the Company has entered into compensation arrangements, which entitle certain non-employees to receive specific amounts for their services. These amounts can only be settled by applying them to the exercising of outstanding options to purchase common shares. The Company recognizes compensation expense based on the fair value of the common stock issuable under the arrangement, when related services are performed. The common shares issuable under these arrangements are generally issued in the quarter following the period in which they are earned.

The Company may also issue stock options, and warrants to employees or as consideration for services rendered by non-employees. As a result of the change in accounting policy (note 3), such equity awards are recorded at their fair value, as compensation expense or capitalized to long-term assets under construction when the Company receives the related services and the equity awards vest. No compensation is recognized in connection with options and warrants awarded in connection with private placements, since the share issue costs are netted against the proceeds raised. All unvested or modified options for non-employees are re-measured on each balance sheet date until such options vest, are exercised or forfeited.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd.)

Loss per common share

Basic loss per common share is based on the weighted average number of shares outstanding for the period excluding contingently issuable shares and excluding escrowed shares. For the years ended December 31, 2005 and 2004, potentially dilutive common shares (relating to options, warrants, and convertible agreements outstanding at year end) totaling 50,433,962 (2004 – 39,342,607, 2003 – 24,624,318) were not included in the computation of loss per share because their effect was anti-dilutive.

Financial instruments

The fair values of the financial instruments approximate their carrying value due to their short term or demand nature, except for the convertible debenture and long-term debt. The fair values of the convertible debenture and long-term debt were calculated using discounted cash flow analysis and approximate their carrying value as the effective interest rates implicit in these financial instruments are similar to current market rates.

Leases

Leases are classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks of ownership of the property to the Company are accounted for as capital leases. Capital lease obligations reflect the present value of future minimum lease payments, discounted at the appropriate interest rate. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and balances invested in short-term money market deposits with maturity less than 30 days from the date of purchase.

For year ended December 31, 2005, the average effective interest rate earned on cash equivalent balance was 3.51% (2004 – nil%). As at December 31, 2005, the Company had $328,468 (2004 - $136,971) in cash, which includes $78,999 in Canadian currency (converted to US dollars) based on year end rate and $1,100,000 (2004 - $nil) in short-term money market deposit.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

3. CHANGE IN ACCOUNTING PRINCIPLES

[a] Stock based compensation

Effective January 1, 2004, the Company adopted, on a retroactive basis without restatement, the recommendations of revised CICA Handbook Section 3870 ("CICA 3870"), "Stock-based compensation and other stock-based payments", which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously, companies were only required to disclose the pro-forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at January 1, 2004 by $797,602 with a corresponding increase to contributed surplus.

Prior to 2004, effective January 1, 2002, the Company followed the recommendations of the CICA 3870, which required that all stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that were outstanding or granted for fiscal years beginning on or after January 1, 2002 were to be measured and recognized using a fair value based method. Awards that an entity had the ability to settle in stock were recorded as equity, whereas awards that the entity was required to or had a practice of settling in cash were recorded as liabilities. The fair value method was encouraged for all other employee stock based compensation but other methods of accounting such as the intrinsic method were permitted. If the fair value method was not adopted, then pro-forma disclosure for net loss and loss per share was required to show the effects as if the fair value method has been used. The Company elected to use the intrinsic method to account for awards granted to employees and directors in 2003.

[b] Asset Retirement Obligations

Effective January 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations" which requires the Company to retroactively record the fair value of an asset retirement obligation as a liability in the period in which it incurred a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets and when a reasonable estimate of the fair value can be made. The obligation will be measured initially at fair value using present value methodology, and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability will be adjusted for any changes in the amount or timing of the underlying future cash flows. Capitalized asset retirement costs will be depreciated on the same basis as the related asset and the discount accretion of the liability is included in determining the results of operations. As at December 31, 2005 and 2004, the Company estimated the fair value of the asset retirement obligations was $0 and consequently, no liability was accrued.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

4. BORDER BIOFUELS LTD.

[a] Liquidation of BBL

In April 2001, the Company acquired 75% of the outstanding common shares of Border Biofuels Limited ("BBL"), a United Kingdom Green Power project development company. In December 2002, BBL was placed into liquidation and the Company does not expect to recover any proceeds from the sale of BBL's assets. As BBL remains in liquidation at December 31, 2005, the Company no longer controls the operating, financing and investing decisions of BBL. As such, the financial position and results of operations have been deconsolidated from the date that BBL was petitioned into bankruptcy. Accordingly, the results of operations of BBL (net loss from discontinued operations for the year ended December 31, 2003 of $63,031) have been accounted for as discontinued operations.

[b] Guarantee provided by DynaMotive

In 2001, BBL entered into a credit facility with Bank of Scotland for a maximum of $344,160 (£200,000). The credit facility is denominated in British Pounds Sterling and is guaranteed by the Company. During 2002, BBL became insolvent. If the Bank is unable to realize on its collateral with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability in 2002 and included the impact as part of the 2002 loss from discontinued operations. BBL remains in liquidation at December 31, 2005, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

5. PROPERTY, PLANT AND EQUIPMENT

	2005		2004	
	Cost **$**	**Accumulated** **Amortization** **$**	Cost $	Accumulated Amortization $
Furniture and fixtures	**148,243**	**123,669**	166,649	127,064
Computer equipment and software	**461,123**	**366,765**	395,616	306,745
Equipment	**24,499**	**15,858**	647,960	408,916
Projects under development:				
West Lorne	**12,832,393**	**—**	10,958,107	—
Construction advances – 200 tpd plant	**1,196,885**	**—**	766,035	—
Leasehold improvements	**158,200**	**115,903**	153,106	100,476
Motor vehicles	**—**	**—**	57,446	47,565
	14,821,343	**622,195**	13,144,919	990,766
Net book value	**14,199,148**		12,154,153	

The Company has constructed a 100 tonne per day BioOil co-generation project at the site of Erie Flooring in West Lorne, Ontario. At December 31, 2005, the Company had recorded pre-construction advances of $1,196,885 [2004 - $766,035] representing initial payments on a proposed 200 tonne per day ("tpd") plant. All of the pre-construction advances were paid in cash or shares.

During 2005, government grants of $873,583 [2004 - $2,829,117] have been applied to reduce the cost of property, plant and equipment under construction.

In 2005, the Company recorded write-downs of certain property, plant and equipment totaling $190,146, pertaining to the BioOil Power Generation segment. The Company determined that the net recoverable amount of certain test equipment was below its carrying value.

In 2005, the Company re-assigned a leased vehicle along with its remaining lease liability to a former employee for $nil proceeds. The disposal resulted in a gain of $19,773.

6. PATENTS

	2005		2004	
	Cost **$**	**Accumulated** **Amortization** **$**	Cost $	Accumulated Amortization $
Patents	**390,220**	**131,111**	365,715	102,936
Net book value	**259,109**		262,779	

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

6. PATENTS (cont'd)

Patents are recorded at cost and amortized on a straight line basis over the estimated useful life, which approximates the legal life, of the related technology of 16 years. The annual amortization expense of these patents for the next five years is estimated to be $25,000 per annum.

In 2005, the Company recorded write-downs of certain patents the Company is no longer pursuing totaling $10,311. The Company has determined that the net recoverable amount of these patents was below that carrying values.

7. SHORT-TERM LOANS

[a] On December 24, 2004 the Company entered into a loan agreement with an officer of the Company for $42,331. The loan bore interest at 2% per month, had a 1-month term and was repaid in January 2005.

[b] On June 3, 2003 the Company entered into a loan agreement with a U.S. based Trust for $200,000 and an officer of the Company for $50,000. The loans bore interest at 2% per month and had a 12-month term. The loan agreement also called for the Company to issue 2.5 million warrants exercisable at $0.20 each for a period of five years as part of the loan financings.

The proceeds of the loan were allocated to the loan and warrants based on their relative fair values. Accordingly, $104,167 was initially allocated to the loan and $145,833 was allocated to the warrants. The carrying value of the debt was accreted up to its face value over the term to maturity. Accretion of $12,153 was recognized in the year ended December 31, 2003. The Company provided the lenders with a general security agreement and other undertakings in regard to the loan. In December 2003, the Company repaid the loan and the lender released the Company from the general security agreement.

8. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2005 $	2004 $
Trade accounts payable	5,499,062	3,157,724
Accrued compensation	41,692	34,808
Accrued liabilities	1,429,942	4,057,642
Bank of Scotland guarantee [note 4(b)]	344,160	385,320
	7,314,856	7,635,494

Included in Trade accounts payable is an amount due to a vender which has committed to provide a $3.1 million (C$3.64 million) 7-year lease financing on the equipment purchased. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

9. CONVERTIBLE DEBENTURES

(a) In December 2004 the Company entered into an agreement with an Ontario corporation (the "Vendor") to pay for equipment and services in exchange for an $830,013 (C$1,000,000) convertible debenture (the "Agreement"). The debenture was convertible into common shares of the Company at the market price at the time of conversion, subject to a minimum conversion price of $0.40 per share and a maximum conversion price of $0.60 per share. In addition, for each share issued upon conversion, the debenture holder would receive ½ share purchase warrant. Each whole warrant is exercisable for two years from the date of issue at 5% above the market price at the time of conversion. The debenture bore no interest and the principal was due on December 10, 2009. In September 2005, the Vendor converted the entire debenture into common shares of the Company at a price of $0.54 per share and received 1,535,001 shares and 767,500 two-year Series S warrants exercisable at $0.57 per share.

The Agreement also calls for the Company to enter into a marketing agreement with the Vendor. In connection with the marketing agreement, in early 2005 the Company issued to the Vendor 500,000 Series U warrants to purchase common shares of the Company, exercisable at $0.49 per share during the period from January 4, 2005 to December 31, 2006. The Vendor has exercised these warrants subsequent to December 31, 2005.

The proceeds of the debenture have been allocated to the debenture and warrants at December 31, 2004 based on their relative fair values. Accordingly, $307,463 was allocated to the debenture, $440,592 was allocated to the conversion feature and $81,958 was allocated to the warrants. The carrying value of the debt was being accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective in December 2004. The accretion of the debt discount began in January 2005 and the entire balance of $522,550 ($440,592 related to the conversion feature and $81,958 related to the warrants) was expensed upon conversion in September 2005.

(b) During the year ended December 31, 2005 the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures are due between June and September 2006 and have an interest rate of 10% per annum. At the holders' options, the principle and accrued interest are convertible into the Company's common shares and share purchase warrants at rates between $0.40 and $0.425 per share. For each share issued upon conversion, the debenture holder would receive ½ or ¼ share purchase warrants. Each whole warrant is exercisable for three years from the date of issue at 5% above the market price at the time of conversion. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. As at December 31, 2005, $675,000 of these debentures remain outstanding.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

9. CONVERTIBLE DEBENTURES (cont'd)

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the year due to the conversion of the debentures.

The Company has restricted funds of $172,813 held by the lawyer as collateral for short-term convertible debentures. Shortly after the year end, debenture holders converted the same amount to company shares and these funds became non-restricted.

10. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 loan (C$1,000,000, based on exchange rate at December 31, 2004). The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also calls for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. Accordingly, $760,209 (C$915,900) was allocated to the loan and $69,804 (C$84,100) was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. No amount of the discount was accreted in 2004 since the debt agreement only became effective shortly before year end. The accretion of the debt discount began in January 2005 and during the year ended December 31, 2005 $22,591 (C$27,616) was accreted. The balance as at December 31, 2005 included $26,048 of foreign exchange effect.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares [2004 – unlimited common shares] with no par value and unlimited Class A preferred shares with no par value [2004 – 100,000,000 with a par value of $5.00] with each having attached special rights and restrictions. No preferred shares were issued and outstanding at December 31, 2005 and 2004.

[b] Issued and outstanding common shares

	Issued	
	#	$
Balance, December 31, 2002	49,941,000	27,553,040
Issued for cash and proceeds received in prior year		
Pursuant to private placement	12,863,895	1,544,715
Pursuant to exercise of stock options	580,100	183,050
Issued on conversion of convertible loan	1,389,746	182,254
Issued for settlement of fees payable	2,206,966	699,037
Issued for services (i)	2,973,947	745,894
Shares redeemed and cancelled	(40,000)	—
Balance, December 31, 2003	69,915,654	30,907,990
Issued for cash and proceeds received in prior year		
Pursuant to private placement (iii)	16,906,913	5,825,691
Pursuant to exercise of stock options	569,284	180,314
Pursuant to exercise of warrants	188,333	50,583
Issued for settlement of fees payable	2,999,113	1,427,565
Issued for services (i)	2,425,641	1,322,145
Issued for SA Rights	124,860	75,489
Shares redeemed and cancelled	—	76,688
Balance, December 31, 2004	93,129,798	39,866,465
Issued for cash and proceeds received in prior year		
Pursuant to private placement, net of finder's fee (iii)	17,303,998	6,071,226
Pursuant to exercise of stock options	1,239,139	373,277
Pursuant to exercise of warrants	1,873,084	592,088
Issued for settlement of fees payable (iii)	3,347,869	1,836,047
Issued for services (i)	1,656,643	929,199
Issued on conversion of convertible debentures	4,364,013	2,038,951
Issued on conversion of project advance	342,287	166,003
Shares to be redeemed and cancelled (ii)	(44,956)	(23,780)
Bala**nce, December 31, 2005**	123,211,875	51,849,476

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[i] The Company has entered into various agreements for services with its employees, directors and non-employees to be settled with various stock awards.

   a. The Company has entered into compensation arrangements with non-employees for specified amounts, which can only be settled by applying the amounts to exercise outstanding options to purchase common shares monthly over a period of up to twelve months. Included in issued for services are nil [2004 – nil; 2003 - 1,536,141] shares, fair valued at $nil [2004 - $nil; 2003 - $321,082].

   b. The Company issued 624,301 [2004 – 2,393,459; 2003 - 980,753] restricted shares to non-employees for services, fair valued at $303,010 [2004 - $1,303,005; 2003 - $363,764]. The shares have a 12-month restriction from the issue date. The Company also issued 941,840 [2004 – nil; 2003 – nil] shares to non-employees for services, fair valued at $591,799 [2004-$nil; 2003 - $nil].

   c. The Company has issued 90,502 [2004 - nil; 2003 - 455,794] shares to employees, directors and officers for services rendered, recorded at fair value of $34,390 [2004 - $nil; 2003 - $60,922].

   d. The Company issued nil [2004 – 32,182; 2003 - 8,590] restricted shares to employees and directors for services, fair valued at $nil [2004 - $19,140; 2003 - $2,686]. The shares have a 12 month restriction from the issue date. During 2003, 7,331 common shares previously issued to a director of the Company were cancelled and returned to Treasury with a fair value of $2,560.

[ii] At December 31, 2005, the Company had 44,956 [2004 - nil] common shares to be redeemed. The redeemable shares had a fair value of $23,780 which were issued as a partial payment of outstanding invoices will be returned to the Company as a result of the final settlement with a vendor. At December 31, 2004, the remaining balance of the previously accrued redemption was cancelled as a result of the Company using the shares as a deposit on the next development project. These shares, which were included as outstanding at December 31, 2003, were issued for services in relation to the termination of agreements with non-employees and to be redeemed upon satisfying conditions of the termination agreements which were fully settled in 2003.

[iii] During the year ended December 31, 2005, the Company completed a private placement for gross proceeds of $7,138,730. Share issuance costs related to these private placements totaled $1,033,113, of which, $35,041 was paid in cash and $998,072 was paid in shares [note 11(i)]. Pursuant to the private placement agreements in 2005, 7,006,257 Series S warrants were issued in 2005 [note 11(f)].

The Company also issued 3,347,869 fully vested shares for settlement of fees payable in 2005. These shares were valued based on the quoted market price on the date of the settlement agreement.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[c] Shares to be issued

At December 31, 2005, the Company has 4,673,439 [2004 – 5,629,859] common shares to be issued which are comprised of:

[i] 1,247,344 [2004 – 1,403,080] common shares which are to be issued to a director and non-employees for services rendered under compensation arrangements in 2005 with a value of $755,224 [2004 - $704,486]. Shares to be issued under compensation arrangements are valued based on the quoted market price on the date of the agreement.

[ii] 2,826,095 common shares relating to a private placement commenced during the year ended December 31, 2005 [2004 – 4,226,779] and 600,000 [2004 - nil] common shares are related to exercise of warrants for gross proceeds of $342,000. The private placement is for up to $20 million at an offering price between $0.33 and $0.81. At December 31, 2005, the Company had received $1,957,000 [2004 - $1,636,408] in cash for these shares to be issued [note 20(a)].

[iii] Subscription receivable of $34,392 [2004 - $NIL] related to 90,502 common shares issued to an officer in 2005.

[d] Escrow agreement

In December 1995, the Company placed in escrow 1,232,000 shares, issued for nominal consideration, to be released from such escrow agreement as the Company achieves certain milestones. The escrow restrictions provide that these shares may not be traded in, dealt with in any manner whatsoever, or released, nor may the Company, its transfer agent, or Escrow Holders, make any transfer or record any trading in these shares without approval of the Company. The escrow agreement further provides that the shares may then be released from escrow at the rate of one share for every $0.17 of "cash flow" as defined in the agreement, generated by the Company. The purpose of this escrow agreement, in part, is to encourage the holders thereof to act in the best interests of the Company, and in the event that the Company should become successful, in part due to the efforts of the holders of these shares, they will be entitled to maintain their ownership of these shares, and to obtain regular pro-rata releases.

During 1999, the Board approved an amendment to the escrow agreement's release provisions that applied to 676,000 of the shares held in escrow above. The amended release provisions which are: 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $30 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $50 million for a consistent twenty day trading period (achieved); 1/3 of the common shares in escrow will be released upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period (achieved subsequent to year end (see note 20)).

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

During the year ended December 31, 2000, 450,666 of then common shares were released from escrow as the milestones were reached.

Subsequent to December 31, 2005 the Company's market capitalization exceeded $100 million and as a result 225,334 shares were released from escrow (see note 20(b)), management expects the remaining escrowed shares will be cancelled.

Contingently issuable shares held in escrow are only included in the calculation of loss per share when eligible for release from escrow. As such, the weighted average number of common shares outstanding and the basic and diluted loss per common share exclude escrowed shares for all periods presented (note 11(j)).

[e] Stock options

At December 31, 2005, the following stock options to Directors, employees and others were outstanding:

		Options Outstanding		Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2005	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable at December 31, 2005	Weighted-Average Exercise Price
$0.20 - $0.23	5,300,084	7.16 years	$0.21	5,300,084	$0.21
$0.33 - $0.50	7,817,833	3.68 years	$0.47	7,645,333	$0.47
$0.58 - $0.90	595,333	1.80 years	$0.73	595,333	$0.73
$1.00	120,000	4.09 years	$1.00	120,000	$1.00
$1.50	80,000	4.77 years	$1.50	80,000	$1.50
	13,913,250			**13,740,750**	

From time to time, the Company has provided incentives in the form of stock options to the Company's directors, officers, employees and others. The Company has reserved 18,488,525 [2004 - 13,969,470] (15%) of its common shares for issuance upon the exercise of stock options of which at December 31, 2005, 4,575,275 [2004 - 2,029,747] are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

	No. of Common Shares Issuable	Weighted Average Exercise Price
	#	$
Balance, December 31, 2002	5,827,837	0.63
Options granted	7,603,409	0.24
Options forfeited or expired	(1,299,017)	0.32
Options exercised	(2,116,241)	0.52
Balance, December 31, 2003	10,015,988	0.41
Options granted	3,393,769	0.36
Options forfeited or expired	(900,750)	0.70
Options exercised	(569,284)	0.32
Balance, December 31, 2004	11,939,723	0.38
Options granted	4,068,916	0.48
Options forfeited or expired	(856,250)	0.72
Options exercised	(1,239,139)	0.30
Balance, December 31, 2005	13,913,250	0.39

During 2005, the Company reduced the expiry date of 400,000 options issued to officers from the original expiry date of three years to two years.

During 2004, the Company extended the expiry date of 6,606,617 options issued to officers from the original expiry date for a period of five years.

During 2003, the Company repriced 500,000 options issued to a director (or company controlled by a director) from the original exercise price of $0.50 to a new exercise price of $0.30.

Included in the options granted in 2005, were nil [2004 - 350,000] options to non-employees for services rendered recorded at a fair value of $nil [2004 - $73,750].

Subsequent to December 31, 2005, 269,172 options with a weighted average exercise price of $0.27 were exercised (see note 20 (a)).

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The weighted-average fair value of options granted in 2005 where the stock price is equal to the exercise price of the options, greater than the exercise price of the options and less than the exercise of the options was $0.58, $0.54, and $0.46 respectively [2004 - $nil, $0.40 and $0.41; 2003 - $0.20, $0.38, and $0.21].

Compensation expense recognized for options granted in 2005 or prior periods was $2,103,328 (2004 - $3,707,356). The fair value of stock options, SA Rights and warrants granted in 2005 is estimated at the measurement date using the Black Scholes option pricing model with the following weighted average assumptions: Risk free interest rate of 3.7% (2004 – 4.3%); dividend yields of 0% (2004 – 0%); volatility factors of the expected market price of the Company's common stock of 79.9% (2004 – 92.7%); and weighted average expected life of the option of 6.5 years (2004 – 7.9 years).

Pro forma information regarding net loss and loss per share was previously required by CICA 3870, for all periods presented where the fair value method was not chosen, as if the Company has accounted for stock options, SA Rights and warrants granted to employees under the fair value method [see note 3(a)]. The fair value for these options, SA Rights and warrants was estimated at the measurement date using the Black Scholes option pricing model with the following assumptions for 2003: Risk free interest rate of 4.5%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 116%, and weighted average expected live of the options of 2.7 years.

Supplemental disclosure of pro forma loss and loss per share is as follows:

	2003 $
Loss for the year as stated	(4,984,681)
Less stock-based compensation	676,354
Pro forma loss	(5,661,035)
Basic and diluted loss per share as stated	(0.09)
Proforma basic and diluted loss per share	(0.10)

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

At December 31, 2005 the common share purchase warrants outstanding were as follows:

	No. of Common Shares Issuable	Exercise Price	Expiration Date
Series P Warrants	3,735,482	$0.40	May 6, 2006
Series Q Warrants	10,357,295	$0.20 to $0.75	January 12, 2006 to August 31, 2008
Series R Warrants	2,500,000	$0.20	August 31, 2008
Series S Warrants	15,998,808	$0.44 to $0.78	August 16, 2006 to May 31, 2011
Series T Warrants	312,500	$0.49	November 3, 2007
Series U Warrants	1,207,252	$0.49 to $0.53	January 4, 2007 to December 22, 2008
Total	34,111,337		

Summary of warrants exercised and issued during the year end:

	Number of Common Shares Issuable				
	at December 31, 2004	via Warrants exercised/ cancelled during the year	via Warrants Issued during the year	at Dec 31, 2005	Exercise Price
Series F Warrants	933,333	(933,333)	—	—	$0.70
Series M Warrants	102,544	(102,544)	—	—	$1.50
Series O Warrants	300,000	(300,000)	—	—	$0.35
Series P Warrants	4,477,147	(741,665)	—	3,735,482	$0.40
Series Q Warrants	11,492,088	(1,134,793)	—	10,357,295	$0.20 to $0.75
Series R Warrants	2,500,000	—	—	2,500,000	$0.20
Series S Warrants	4,910,239	—	11,088,569	15,998,808	$0.44 to $0.78
Series T Warrants	312,500	—	—	312,500	$0.49
Series U Warrants	—	—	1,207,252	1,207,252	$0.49 to $0.53
	25,027,851	(3,212,335)	12,295,821	34,111,337	

Of 34,111,337 outstanding warrants, 32,711,337 warrants are vested. 29,389,349 of the Series P, Q, S, and U warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.00 for 20 consecutive trading days. 509,488 of the Series Q warrants are callable by the Company for $0.001 to $0.01 per warrant on 30 days notice as soon as the Company's shares have closed at or above $1.50 for 20 consecutive trading days (see note 20 (c)).

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[f] Common share purchase warrants

(1) The Series P warrants were issued as part of a private placement and for services of non-employees. These warrants vested upon successful completion of the private placement and as services were performed respectively. During the year ended December 31, 2004, pursuant to various private placements agreement, the Company issued 2,700,000 Series P warrants with an exercise price of $0.40 per share, expiring on April 1, 2006.

(2) The Series Q warrants were issued as part of a private placement for cash and services. These warrants vested upon successful completion of the private placement and as services were performed. In 2002, 818,418 Series Q warrants were issued as part of a loan agreement to certain directors of the Company. 4,479,559 Series Q warrants were issued during the year at a weighted average exercise price of $0.59 per share, expiring on various dates from January 12, 2006 to May 20, 2007. Also in 2005, 1,134,793 [2004 - 188,333] warrants were exercised at a weighted average price of $0.31 [2004 - 0.27] per share.

(3) The 2,500,000 Series R warrants were issued as part of the loan financings [note 7(b)] at an exercise price of $0.20 per share.

(4) The Series S warrants were issued during the year as part of a private placement for cash and services. Of the 11,088,569 warrants issued, 7,006,257 [2004 – 4,910,239] were issued in relation to private placements. These warrants vested upon successful completion of the private placement and as services were performed. 11,088,569 [2004 - 4,910,239] Series S warrants were issued during the year. 1,900,000 warrants are vested annually from 2005 to 2008.

(5) The Series T warrants were issued as a part of a loan agreement in 2004 and the warrants vested immediately upon issue.

(6) The 1,207,252 Series U warrants were issued during the year as a part of conversion of convertible debentures in 2005. These warrants vested immediately upon issue with a weighted average exercise price of $0.51.

Compensation expenses recognized for warrants granted during 2005 was $707,166 [2004 - $601,250; 2003 - $1,265,474].

[g] Stock appreciation rights

In 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

At December 31, 2005, 300,000 [December 2004 - 300,000] SA Rights were outstanding and 200,000 [December 2004 - 200,000] were vested.

SA Rights transactions and the number of SA Rights outstanding is summarized as follows:

	No. of SA Rights Issued
Balance, December 31, 2003	1,468,335
SA Rights redeemed	(766,668)
SA Rights forfeited	(401,667)
Balance, December 31, 2004	300,000
SA Rights redeemed	—
SA Rights forfeited	—
Balance, December 31, 2005	300,000

At December 31, 2005, the following SA Rights, all of which were issued to employees, were outstanding:

SA Rights Outstanding	SA Rights Vested	Initial Value	Expiration Date
300,000	200,000	$0.40	December 31, 2008

The Company has an arrangement with a former director of the Company for 300,000 outstanding SA Rights of which 200,000 SA Rights have been vested with an initial value of $0.40 extending the expiration date to December 31, 2008.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[h] Contributed surplus

Contributed surplus includes the fair value of stock options and warrants issued to non-employees for services rendered, the fair value of warrants issued under short-term loan agreements in 2003 [note 7], the fair value of warrants related to convertible debentures [note 9], the fair value of warrants related to long-term debt in 2004 [note 10], and the fair value of options and warrants granted to employees.

[i] Stock based compensation and payment

The Company has recorded stock based compensation and payment as follows:

	2005 $	2004 $	2003 $
Balance sheet items			
Property, plant and equipment	**327,533**	350,812	1,004,564
Share issue costs	**996,876**	280,785	947,202
Accounts payable	**492,136**	17,893	51,000
	1,816,545	649,490	2,002,766
Income statement items			
Professional fees	**1,046,841**	235,845	655,416
General and administrative salaries and benefits	**2,103,328**	3,707,356	1,712,658
Marketing	**—**	—	51,628
Research and development	**546,888**	787,403	—
Interest expense and other	**67,970**	97,200	8,155
	3,765,027	4,827,804	2,427,857
Total stock based compensation and payment	**5,581,572**	5,477,294	4,430,623

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

11. SHARE CAPITAL (cont'd.)

[j] Basic and diluted loss per common share

	2005	2004	2003
Numerator			
Loss from continuing operations	**$(11,997,344)**	$(9,916,215)	$(4,921,650)
Loss from discontinued operations	**—**	—	(63,031)
Net loss	**$(11,997,344)**	$(9,916,215)	$(4,984,681)
Denominator			
Weighted average number of common shares outstanding	**108,790,519**	81,760,633	57,398,824
Escrowed shares	**(781,334)**	(781,334)	(781,334)
	108,009,185	80,979,299	56,617,490
Basic and diluted loss per common share			
Continuing operations	**$(0.11)**	$(0.12)	$(0.09)
Discontinued operations	**—**	—	(0.00)
Loss per share	**$(0.11)**	$(0.12)	$(0.09)

12. COMMITMENTS AND CONTINGENCIES

Commitments

The Company has the following future minimum annual lease commitments for premises and equipment:

	$
2006	143,000
2007	156,000
2008	151,000
2009	49,000
	499,000

Pursuant to employment agreements with certain officers of the Company, which expire between July 31, 2007 and July 31, 2011, the Company is obligated to pay the full term of contract in the event of the officers' early termination. As at December 31, 2005 the compensation obligation payable over the next four years amounts to $5,308,806 (2004 - $3,183,445).

Pursuant to employment agreements with certain officers of the Company, the Company is obligated to allot and issue 335,000 fully-paid shares and a cash bonus of $25,700 once the Company's first commercial plant is successfully commissioned.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

12. COMMITMENTS AND CONTINGENCIES (cont'd)

In connection with the Company's West Lorne project and construction advances related to the 200TPD plant (see Note 5), the Company has committed to outstanding constructions commitments of approximately $2.6 million

Contingencies

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

13. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. In addition to the transactions described in notes 7 and 11, the Company had the following transactions with related parties:

[a] Consulting fees and salaries of $1,940,421 for the year ended December 31, 2005 [years 2004 - $3,053,332; 2003 - $1,591,097] have been paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $974,392 [2004 - $2,288,556; 2003 - $1,233,418] paid by stock based compensation [note 11(b)(i)].

[b] Consulting fees and share issue costs of $87,395 for the year ended December 31, 2005 [years 2004 - $574,326; 2003 - $1,002,085] have been paid to a shareholder of the Company. Included in the amount above, is $1,113 [2004 - $513,958; 2003 - $1,002,085] paid by stock based compensation [note 11(b)(i)].

[c] As at December 31, 2005, $82,529 [2004 - $136,370; 2003 - $32,673] was advanced to a Director of the Company in connection with the formation of a joint venture for the development of the Company's BioOil technology and related products. The joint venture had not been formalized and the advance was written-off on December 31, 2005.

[d] On June 3, 2003 the Company entered into a loan agreement with an officer of the Company for $50,000. The loan bore interest at 2% per month and had a 12-month term. The loan agreement also calls for the Company to issue 500,000 warrants exercisable at $0.20 each for a period of five years as part of the loan financings. In December 2003, the Company repaid the loan and the lenders released the Company from the general security agreement.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES

As at December 31, 2005, the Company has loss carryforwards of approximately $40,146,000 to apply against future taxable income in Canada ($37,017,000) and the United Kingdom ($3,129,000) and $703,000 and $287,000 of federal and provincial investment tax credits respectively available for future use in Canada. The United Kingdom loss carryforwards can be carried forward indefinitely. The Canadian losses and investment tax credits expire as follows:

	Federal Investment Tax Credits $	Provincial Investment Tax Credits $	Loss Carryforwards $
2006	13,000	—	2,731,000
2007	115,000	—	4,746,000
2008	25,000	—	5,388,000
2009	49,000	8,000	3,975,000
2010	167,000	94,000	4,616,000
2011	197,000	109,000	—
2012	54,000	30,000	—
2013	58,000	32,000	—
2014	25,000	14,000	6,662,000
2015	—	—	8,899,000
	703,000	287,000	37,017,000

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

14. LOSSES AND UNUSED DEDUCTIONS CARRIED FORWARD FOR INCOME TAX PURPOSES (cont'd.)

In addition, the Company has scientific research and experimental development expenditures of approximately $3,009,000 that can be carried forward indefinitely to apply against future taxable income in Canada.

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company has recognized a valuation allowance for those future tax assets for which it is more likely than not that realization will not occur. Significant components of the Company's future tax assets as of December 31, 2005 and December 31, 2004 are as follows:

	2005 **$**	2004 $
Loss carryforwards	**13,594,000**	10,965,000
Research and development deductions and credits	**2,018,000**	3,102,000
Property, plant and equipment	**1,069,000**	1,056,000
Financing costs	**655,000**	514,000
Total future tax assets	**17,336,000**	15,637,000
Valuation allowance	**(17,336,000)**	(15,637,000)
Net future tax assets	**—**	—

The potential income tax benefits relating to these future tax assets have not been recognized in the consolidated financial statements as their realization did not meet the requirements of "more likely than not" under the liability method of tax allocation. Accordingly, no future tax assets have been recognized as at December 31, 2005 and 2004 and no income tax provision or benefit has been provided for any of the periods presented. Had a tax benefit been provided, the Company's expected effective tax rate for the reversal of the tax benefit would be 34.12%, 35.62% and 35.62% in 2005, 2004 and 2003, respectively.

The Company's future tax assets include approximately $426,000 [2004 - $261,000] related to deductions for share issuance costs, in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize this benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Loss.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005   (expressed in U.S. dollars)

15. SUPPLEMENTAL CASH FLOW INFORMATION

Net change in non-cash working capital	2005 $	2004 $	2003 $
Receivables	153,693	(90,890)	(38,399)
Prepaid expenses and deposits	(49,305)	(96,852)	10,566
Accounts payable and accrued liabilities	29,445	2,274,898	227,628
	133,833	2,087,156	199,795
Interest paid			
Short-term interest paid	131,971	26,000	63,522

For stock based non-cash investing and financing activities, see note 11 (i).

For the year ended December 31, 2004, excluded from investing activities were $3,039,451 of additions to property, plant and equipment which were accrued in accounts payable and accrued liabilities and will be financed through capital leases. As at December 31, 2005, the Company has not entered into any formal financing agreement with respect to this equipment.

16. GOVERNMENT ASSISTANCE

Government assistance received during the year ended December 31, 2005 in the amount of $1,664,640 [2004 - $3,611,412; 2003 - $915,237] has been recorded as a reduction of expenditures.

Government assistance applied to:	2005 $	2004 $	2003 $
Property, plant and equipment and other	853,673	2,829,117	422,176
Research and development	782,423	765,106	456,438
Other expenses	28,544	17,189	36,623
Total	1,664,640	3,611,412	915,237

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

16. GOVERNMENT ASSISTANCE (cont'd.)

[a] Technology Partnerships Canada

During 1997, the Company entered into a contribution agreement with Industry Canada-Technology Partnerships Canada (TPC) whereby the Company is entitled to receive a maximum of approximately $7 million (Cdn$ 8.2 million) or 37% of eligible expenditures, as defined in the agreement. The Company has received extensions to the original contribution agreement with TPC to March 31, 2006 while retaining the original cumulative maximum assistance level of $7 million. The agreement, as amended, specifies that in the event commercial viability is achieved, then the assistance is repayable, commencing January 1, 2005 based on royalties from sales of specified products resulting from the project to a maximum of $13.7 million (Cdn$16 million) or until the expiration of contract on December 31, 2014. As at December 31, 2005, the Company has received $5.9 million (Cdn$6.9 million) under these agreements. In 2005, the Company received approximately $1,007,318, of which $13,029 was deducted from patents and the remainder was used to reduce expenditures made during the current year. As at December 31, 2005, $627,582 [2004 - $236,548] is included in government grants receivable. As the Company has not achieved commercial viability and no revenue has been generated from the project, no repayment has been made and no amount accrued for TPC assistance as at year end.

[b] Sustainable Development Technology Canada

On March 5, 2004 the Company signed a Contribution Agreement with Sustainable Development Technology Canada ("SDTC") whereby SDTC will contribute $4.3 million (Cdn$5 million) to the capital cost of the Company's Erie Flooring 100 tonne per day BioOil co-generation project development. This amount will be a grant and will be accounted for as a reduction in the capital cost of the project. During 2005, the Company received payment of $657,322 (Cdn$ 796,478) [2004 - $3,056,468 (Cdn$3,703,522)] from SDTC.

17. SEGMENTED INFORMATION

In 2005 the Company has one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its technology. BioOil Power Generation is biomass-to-energy technology that converts low value forest residues and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

For the years ended December 31, 2005 and 2004 the Company recorded no revenue.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

18. PROJECT ADVANCE

In June 2003 the Company received $166,003, translated at the rate on the balance sheet date, (C$200,000) from Ontario Power Generation Inc. ("OPG") as an initial investment in a proposed Ontario based 100 TPD BioOil co-generation project (the "Project"). The funds were used for pre-development work related to the Project and are to be converted into a Project ownership interest or Company equity upon the decision of whether or not to proceed with the Project. The Project has now proceeded at the site of Erie Flooring in West Lorne Ontario, and the Company has agreed with OPG to convert the Project Advance into Company's equity on March 31, 2005 based on then current market value. In this regard, 342,287 shares were issued during 2005.

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which conform in all material respects to those in the United States ("U.S. GAAP"), except as follows:

[i]   Under U.S. GAAP, the excess, if any, between the fair value of the shares in escrow and the carrying value, will be recorded as compensation expense upon release from escrow. Under Canadian GAAP, shares released from escrow do not give rise to compensation expense.

[ii] Under Canadian GAAP, prior to the accounting change in 2004 the Company accounted for all stock-based compensation issued on or after January 1, 2002 to non-employees using the fair value based method and recognized no compensation expense for stock-based awards to employees. The effect of retroactively applying, without restatement, the fair value based method of stock-based compensation to options granted to employees rather than the previously noted intrinsic method was to increase the deficit as at January 1, 2004 by $797,602 with the corresponding increase to contributed surplus.

Effective January 1, 2004, the Company adopted the Canadian GAAP fair-value-based method for all stock-based awards granted on or after January 1, 2004 and retroactively applied this method without restatement. For US GAAP purposes, the Company continues to follow SFAS No. 123.("SFAS 123") "Accounting for Stock Based Compensation" in accounting for options granted to non-employees and Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock options granted to officers, directors, and employees. Compensation expense is calculated based on the difference, on the measurement date, between the fair market value of the Company's stock and the exercise price and is recorded over the vesting period of the options. For options that had their expiry dates extended, the modification date became the new measurement date and additional compensation was recorded when the intrinsic value of the modified options exceeds the intrinsic value at the original measurement date. The Company applies variable accounting to repriced options granted to directors.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT'D)

During 2005, 152,000 [2004 – 315,813; 2003 – 1,595,456] fixed employee stock options were granted with exercise prices less than the market price of the underlying stock on the date of the grant. For U.S. GAAP purposes, the stock appreciation rights ("SA Rights") and performance-based stock options are accounted for as a variable compensation plan under APB 25 and related interpretation. The Company uses its best estimates of number of SA Rights to be exercised (or forfeited) to record the compensation relating to variable plans.

Prior to January 1, 2002, the Company did not record stock-based compensation for Canadian GAAP purposes and as such there was a difference between Canadian and U.S. GAAP. For the year ended December 31, 2003, the Company adopted the guidance under the original CICA Handbook Section 3870 [note 3] which required that stock-based awards made to non-employees and direct awards of stock, stock appreciation rights and awards that call for settlement in cash or other assets that are outstanding or granted for fiscal years beginning on or after January 1, 2002 are to be measured and recognized using a fair value based method. For stock based awards granted to employees for fiscal years beginning on or after January 1, 2002, the Company had previously elected (prior to January 1, 2004) to use the intrinsic method as permitted under Canadian GAAP, which is consistent with U.S. GAAP.

[iii] Under US GAAP, the conversion feature of the convertible debts issued by the Company meets the criteria to be classified as equity. As a result, the Company follows Emerging Issue Task Force ("EITF") No. 00-27 and records the proceeds of the convertible debts based on the relative fair value of the convertible debt, the contingent warrants issuable upon conversion and any detachable warrants. In accordance with Issue 15 of EITF 00-27, at the time of conversion, the contingent warrants that were issued upon conversion of the convertible debenture should be recognized. As a result of the difference in the calculation of relative fair value for the allocation of proceeds under Canadian and US GAAP, the carrying value of the convertible debt liability under US GAAP should be increased by $56,077 with a corresponding decrease in shareholders' equity. Additional interest expense as a result of recognition of contingent warrants less the effect of the reduction of accretion of interest was adjusted to the Consolidated Statements of Loss under US GAAP. In addition, in accordance with Issue 10 of EITF 00-27, the commitment date of the convertible instruments related to the paid-in-kind (PIK) accrued interest should be the date the interest was accrued. As a result, an additional beneficial conversion feature ("BCF") was calculated on these convertible instruments issued for PIK accrued interest on the convertible debentures that were outstanding as at December 31, 2005, amounting to $14,490 for the year ended December 31, 2005. No accretion on this additional BCF was included in the net loss for US GAAP purposes as it is immaterial given the short time period that the convertible debentures were outstanding. Additional BCF on the convertible instruments related to the PIK accrued interest for the convertible debentures that were converted during the fiscal year 2005 was calculated as $27,943. The full amount was charged to interest expense upon the conversion of the debentures.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT"D)

[iv] For U.S. GAAP purposes, the Company presents the disclosure requirements of Financial Accounting Standard No. 130 ("SFAS 130") in these consolidated financial statements. SFAS 130 requires the presentation of comprehensive income and its components. Comprehensive income includes all changes in equity during a period except shareholder transactions. Other accumulated comprehensive income comprises only the cumulative translation adjustment.

[v] New Accounting Pronouncements

On December 16, 2004, the Financial Accounting Standards Board ("FASB") issued ("SFAS") No. 123 (revised 2004), "Share-Based Payment." SFAS No. 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value method and record such expense in its consolidated financial statements. In addition, SFAS No. 123(R) requires additional accounting related to the income tax effects and additional disclosure regarding the cash flow effects resulting from share-based payment arrangements. For public entities that do not file as a small business issuer, SFAS No. 123(R) is effective for annual reporting periods of the registrant's first fiscal year beginning on or after December 15, 2005.

In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments - an Amendment of FASB Statements No. 133 and 140". Among other things, SFAS No. 155 permits the election of fair value remeasurement for certain hybrid financial instruments that would otherwise require bifurcation under Statement 133, Accounting for Derivative Instruments and Hedging Activities. These hybrid financial instruments would include both assets and liabilities. SFAS No. 155 is effective for fiscal years beginning after September 15, 2006.

The Company has not yet determined the effect of future implementation of these new standards on its consolidated financial statements.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

19. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (CONT"D)

If US GAAP were followed, the significant variations on the consolidated statements of loss and comprehensive loss would be as summarized in the table below.

	2005 $	2004 $	2003 $
Loss for the year, Canadian GAAP	(11,997,344)	(9,916,215)	(4,984,681)
Adjustment for stock based compensation	(934,131)	1,511,031	—
Adjustment to accretion of interest expense (iii)	(193,249)	—	—
Loss for the year, U.S. GAAP	(13,124,724)	(8,405,184)	(4,984,681)
Unrealized gain/(losses) on foreign currency translation	219,713	35,733	(146,363)
Comprehensive loss for the year, U.S. GAAP	(12,905,011)	(8,369,451)	(5,131,044)
Weighted average number of common shares outstanding	108,009,185	80,979,299	56,617,490
Basic and diluted loss per common share, U.S. GAAP	(0.12)	(0.10)	(0.09)

	2005 $	2004 $
Total liabilities, Canadian GAAP	8,670,165	8,911,500
Adjustment for allocation of proceeds of convertible debt (iii)	41,587	—
Adjustment for accretion of interest expense	(18,775)	—
Total liabilities, US GAAP	8,692,977	8,911,500

	2005 $	2004 $
Total shareholders' equity, Canadian GAAP	8,292,408	4,287,198
Adjustment for allocation of proceeds of convertible debt (iii)	(41,587)	—
Adjustment for accretion of interest expense	18,775	—
Total shareholders' equity, US GAAP	8,269,596	4,287,198

The consolidated assets and cash flows under accounting principles generally accepted in Canada are the same as the consolidated assets under the accounting principles generally accepted in the United States.

DynaMotive Energy Systems Corporation

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

December 31, 2005 (expressed in U.S. dollars)

20. SUBSEQUENT EVENTS

[a] As described in note 11(c), during the period from January 1 to March 24, 2006, the Company issued 11,253,937 common shares for total proceeds of $7,542,878, inclusive of $1,615,000 received as at December 31, 2005 relating to a private placement commencing during the fourth quarter of 2005. Also during the period from January 1 to March 24, 2006, the Company received $1.64 million on the exercise of 269,172 options and 4,022,806 warrants.

[b] On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading day and as a result 225,334 shares were released from escrow and were issued to the holders.

[c] On March 24, 2006 the Company's shares closed at or above $1.00 for the 20th consecutive trading day and consequently all of the remaining 29.4 million Series P, Q, S, and U warrants with an aggregate exercise value of $15.2 million (including cash exercise of $1.57 million received during the period from January 1, 2006 to March 24, 2006) have become callable by the Company for between $0.001 and $0.01 per warrant upon 30 days written notice. If such notice is given, the warrant holders may exercise the warrants during the notice period. The Company has not yet issued notice to warrant holders as at March 24, 2006.

21. COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to conform with the presentation adopted in the current year.

Item 18. Financial Statements

Not applicable.

Item 19. Exhibits

Exhibit	Exhibit Description
1.1	Memorandum of DynaMotive Technologies Corporation, as amended to August 15, 2000 (filed as Exhibit 3.1 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
1.2	Amendment to the Memorandum of DynaMotive Energy Systems Corporation, dated July 3, 2001 (filed as Exhibit 3.1(b) to the Company's Quarterly Report on Form 10-Q filed on August 14, 2001 and incorporated herein by reference.)
1.3	Articles of DynaMotive Technologies Corporation, as amended to date (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-QSB filed on August 15, 2000 and incorporated herein by reference.)
1.4	Notice of Alteration to the authorized share structure of the Company as filed with the British Columbia Corporate and Personal Property Registries on October 28, 2004 (filed on Form 20-F on May 30, 2005)
1.5	Notice of Alteration to the Articles of the Company as filed with the British Columbia Corporate and Personal Property Registries on November 24, 2005
1.6	Copy of the Limited partnership Agreement establishing the West Lorne BioOil Co-Generation LP referred to the Consortium Master Agreement filed under 4.6 below
4.1	Sustainable Development Technology Canada Contribution Agreement dated as of March 5, 2004 (filed on Form 20-F on June 1, 2004).
4.2	Modification No. M1 to the Sustainable Development Technology Canada Contribution Agreement dated as of April 6, 2004 (filed on Form 20-F on June 1, 2004).
4.3	Loan Agreement between Memorial Gift Trust, James Acheson and the Company dated June 3, 2003 (filed on Form 20-F on June 1, 2004).
4.4	Technology Partnerships Canada Agreement dated July 29, 1997 including amendments dated February 2, 1998 to August 29, 2003 (filed on Form 20-F on June 1, 2004).
4.5	Amendment to the Technology Partnerships Canada Agreement dated November 23, 2004. (filed on Form 20-F on May 30, 2005)

Exhibit	Exhibit Description
4.6	Consortium Master Agreement dated February 11, 2004 (filed on Form 20-F on May 30, 2005)
4.7	Alliance Agreement with UMA Engineering Ltd. dated January 29, 2004. (filed on Form 20-F on May 30, 2005)
4.8	Loan Agreement between Environmental Engineering & Consultants Limited and the Company dated November 3, 2004. (filed on Form 20-F on May 30, 2005)
4.9	Settlement Agreement between Magellan Aerospace Limited, West Lorne BioOil Co-Generation LP and the Company dated December 10, 2004. (filed on Form 20-F on May 30, 2005)
4.10	Convertible Note Agreement between Paul Hughes, COO and the Company dated May 31, 2005.
4.11	Executive Services Agreement with Andrew Kingston dated August 1, 2004 and Amended Executive Services Agreement with Andrew Kingston dated September 29, 2004
4.12	Executive Services Agreement with Richard Lin dated August 1, 2004 and Amended Executive Services Agreement with Richard Lin dated September 29, 2004
4.13	Executive Services Agreement with Brian Richardson dated October 1, 2005
4.14	Executive Services Agreement with Jan Barynin dated May 17, 2004
10.21	Escrow Agreement, dated January 10, 1995, by and among the Company, Montreal Trust Company of Canada and the holders of the 3,140,900 escrowed shares (filed as Exhibit 10.21 to the Company's Registration Statement on Form SB-2, Registration No. 33-98622, and incorporated herein by reference.)
10.28	February 9, 2000 Agreement to Purchase Patents and Rights between DynaMotive Technologies Corporation and RTI Resource Transforms International, Ltd., (filed as Exhibit 10.28 to the Company's Form 10-QSB filed on May 15, 2000, and incorporated herein by reference.)
10.29	Heads of Agreement with Consensus Business Group and Joint Venture Proposal for Consensus Business Group dated February 20, 2006
12.1	Certification of chief executive officer
12.2	Certification of chief financial officer
13.1	Certification of chief executive officer and chief financial officer – Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

DynaMotive Energy Systems Corporation

Date: June 28, 2006

By: /s/ R. Andrew Kingston
        R. Andrew Kingston
        President and Chief Executive Officer

By: /s/ Brian Richardson
        Brian Richardson
        Chief Financial Officer